Exhibit 99.1

Acronyms and defined terms used in the text include the following:

Term	Meaning
BTC	Bitcoin
Business Combination	The Business Combination consummated on December 10, 2024, pursuant to the Business Combination Agreement on
Business Combination Agreement	The Business Combination Agreement, dated as of March 22, 2022, as amended from time to time, by and among Thunder Bridge, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (which was converted into a Dutch public limited liability company (naamloze vennootschap) and renamed Coincheck Group N.V. immediately prior to the Business Combination), M1 GK, Merger Sub and Coincheck.
CAESP	Crypto asset exchange service provider
Coincheck	Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha)
Coincheck Parent	Coincheck Group N.V. (formerly Coincheck Group B.V.)
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
ERC-20	Ethereum Request for Comment 20, a technical standard used for issuing and implementing assets on the Ethereum blockchain.
ETH	Ether, the native crypto assets on the Ethereum network
FVTPL	Financial assets measured at fair value through profit or loss
Ghisallo	Ghisallo Master Fund LP
Group	Coincheck Parent, Coincheck and Coincheck Parent’s subsidiaries, collectively
Group Articles of Association	Articles of Association of Coincheck Parent, in effect subsequent to the Business Combination
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IEO	Initial Exchange Offering
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IOST	Internet of Services Token
JFSA	Japan Financial Services Agency
J-GAAP	Japanese generally accepted accounting principles
JVCEA	Japan Virtual and Crypto assets Exchange Association
KPI	Key Performance Indicator
KYC	Know Your Customer
M1 GK	M1 Co G.K., a Japanese limited liability company (godo kaisha)
Merger	The merger of Merger Sub and Thunder Bridge, following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation
Merger Sub	Coincheck Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent
Monex	Monex Group, Inc.
Nasdaq	The Nasdaq Stock Market
NCI	Non-controlling interest
NEM	NEM (abbreviated as “XEM” on exchange platforms) is a type of open-source cryptocurrency developed for the “New Economic Movement” network
NFT	Non-fungible token, a unique and non-interchangeable unit of data stored on a blockchain which allows for a verified and public proof of ownership
NFT Marketplace	Coincheck’s service that enables non-fungible tokens to be traded between users or purchased by users from Coincheck
Non-Redemption Agreement	The Non-Redemption and Share Forward Agreement, dated December 4, 2024 between Coincheck Group B.V., Thunder Bridge and Ghisallo
Non-Redemption Shares	The Thunder Bridge Public Shares agreed not to be redeemed by Ghisallo pursuant to the Non-Redemption Agreement, which were converted to Ordinary Shares upon completion of the Business Combination
Ordinary Shares	Ordinary Shares of Coincheck Parent
Redemption Date	A date on which Coincheck Parent may redeem the warrants pursuant to the terms of the Warrant Agreement
Reverse Recapitalization	The public listing and additional capitalization of Coincheck
SAB	Staff Accounting Bulletin
SEC	U.S. Securities and Exchange Commission

Share Exchange	The share exchange that occurred on December 10, 2024, between M1 GK and Coincheck Group B.V. under and in accordance with the applicable provisions of the Japanese Companies Act, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares
SPAC	Special Purpose Acquisition Company
TBCP IV	TBCP IV, LLC, a Delaware limited liability company
Thunder Bridge	CCG Administrative Services, Inc. (f/k/a Thunder Bridge Capital Partners IV, Inc.), a Delaware corporation and, following the Reverse Recapitalization, a wholly-owned subsidiary of Coincheck Parent
Thunder Bridge Warrants	The public and private warrants issued by Thunder Bridge that were outstanding immediately prior to the Merger
Special Meeting	The special meeting of Thunder Bridge’s stockholders held on December 5, 2024, approving the Business Combination Agreement and related items
UI	User Interface
UX	User Experience
Warrant Agreement	The Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company
XRP	Cryptocurrency token for Ripple

COINCHECK GROUP N.V. and its subsidiaries

Condensed Consolidated Interim Financial Statements

As of December 31, 2024, and March 31, 2024,

And for the three and nine months ended December 31, 2023 and 2024

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

		(Millions of yen, except per share data)
		For the three months ended
		December 31,
	Note	2023	2024
Revenue:
Revenue	6	¥59,007	¥123,084
Other revenue	6	109	20
Total revenue	6	59,116	123,104

Expenses:
Cost of sales		56,880	118,311
Selling, general, and administrative expenses		1,638	6,429
Total expenses		58,518	124,740
Operating profit (loss)		598	(1,636)

Other income and expenses:
Other income		8	—
Other expenses		(10)	(30)
Financial income		—	476
Listing expense	7	—	(13,714)
Financial expenses		(6)	(4)
Profit (loss) before income taxes		590	(14,908)
Income tax expense		(193)	(537)
Net profit (loss) for the period attributable to owners of Coincheck Parent		397	(15,445)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		—	(72)
Other comprehensive loss for the year		—	(72)
Total comprehensive income (loss) for the period attributable to owners of Coincheck Parent		¥397	¥(15,517)

Earnings (loss) per share:		(Yen)	(Yen)
Basic and diluted earnings (loss) per share	14	¥3.24	¥(124.32)
Weighted-average shares - basic and diluted*	14	122,587,617	124,229,646

*	Weighted average number of shares has been retroactively restated to reflect the Reverse Recapitalization.

The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

(continued)

		(Millions of yen, except per share data)
		For the nine months ended
		December 31,
	Note	2023	2024
Revenue:
Revenue	6	¥122,394	¥268,716
Other revenue	6	255	35
Total revenue	6	122,649	268,751

Expenses:
Cost of sales		117,818	258,818
Selling, general, and administrative expenses		4,730	10,902
Total expenses		122,548	269,720
Operating profit (loss)		101	(969)

Other income and expenses:
Other income		28	17
Other expenses		(143)	(33)
Financial income		51	485
Listing expense	7	—	(13,714)
Financial expenses		(1)	(28)
Profit (loss) before income taxes		36	(14,242)
Income tax expense		(21)	(750)
Net profit (loss) for the period attributable to owners of Coincheck Parent		15	(14,992)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences		—	(72)
Other comprehensive loss for the year		—	(72)
Total comprehensive income (loss) for the period attributable to owners of Coincheck Parent		¥15	¥(15,064)

Earnings (loss) per share:		(Yen)	(Yen)
Basic and diluted earnings (loss) per share	14	¥0.12	¥(121.76)
Weighted-average shares - basic and diluted*	14	122,587,617	123,130,979

*	Weighted average number of shares has been retroactively restated to reflect the Reverse Recapitalization.

The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

		(Millions of yen)
	Notes	As of March 31, 2024	As of December 31, 2024
Assets
Current assets:
Cash and cash equivalents	4, 11, 12	¥10,837	¥12,673
Cash segregated as deposits	4, 11, 12	59,256	60,648
Crypto assets held	8	44,207	55,299
Safeguard assets	9, 12	649,211	1,033,997
Customer accounts receivable		719	1,051
Other financial assets	4, 11	37	290
Other current assets		377	585
Total current assets		764,644	1,164,543
Noncurrent assets:
Property and equipment		1,973	2,024
Intangible assets		788	1,083
Crypto assets held	8	—	22
Other financial assets	11	614	437
Deferred tax assets		353	371
Other noncurrent assets		28	1
Total noncurrent assets		3,756	3,938
Total assets		¥768,400	¥1,168,481
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	11	¥59,276	¥61,920
Crypto asset borrowings	10	44,020	54,971
Safeguard liabilities	9	649,211	1,033,997
Other financial liabilities	11	1,206	4,250
Provisions		120	—
Income taxes payable		486	594
Excise tax payable		—	317
Promissory note - related party	15	—	47
Other current liabilities		360	655
Total current liabilities		754,679	1,156,751
Noncurrent liabilities:
Other financial liabilities	11	1,277	995
Warrant liabilities	11	—	1,430
Provisions		—	340
Total noncurrent liabilities		1,277	2,765
Total liabilities		755,956	1,159,516
Equity:
Ordinary shares	13	196	211
Capital surplus	13	668	12,242
Treasury shares	13	—	(4)
Foreign currency translation adjustment		—	(72)
Retained earnings (accumulated deficit)		11,580	(3,412)
Total equity		12,444	8,965
Total liabilities and equity		¥768,400	¥1,168,481

The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

(Millions of yen)

	Notes	Ordinary shares	Common stock	Capital surplus	Treasury shares	Retained earnings	Foreign currency translation adjustment	Total equity
Balance as of April 1, 2023		¥—	¥386	¥478	¥—	¥9,613	¥—	¥10,477
Effect of Reverse Recapitalization	13	196	(386)	190	—	—	—	—
Balance as of April 1, 2023, recasted		196	—	668	—	9,613	¥—	¥10,477
Net loss for the period		—	—	—	—	(271)	—	(271)
Balance as of June 30, 2023		196	—	668	—	9,342	—	10,206
Net loss for the period		—	—	—	—	(111)	—	(111)
Balance as of September 30, 2023		196	—	668	—	9,231	—	10,095
Net profit for the period		—	—	—	—	397	—	397
Balance as of December 31, 2023		¥196	¥—	¥668	¥—	¥9,628	¥—	¥10,492

Balance as of April 1, 2024		¥—	¥386	¥478	¥—	¥11,580	¥—	¥12,444
Effect of Reverse Recapitalization	13	196	(386)	190	—	—	—	—
Balance as of April 1, 2024, recasted		196	—	668	—	11,580	—	12,444
Net profit for the period		—	—	—	—	438	—	438
Balance as of June 30, 2024		196	—	668	—	13,548	—	14,41
Net loss for the period		—	—	—	—	15	—	15
Balance as of September 30, 2024		196	—	668	—	12,033	—	12,897
Issuance of shares in Reverse Recapitalization, net	7	15	—	11,372	(4)	—	—	11,383
Foreign currency translation adjustment		—	—	—	—	—	(72)	(72)
Proceeds received from Non-Redemption Agreement	13, 16	—	—	202	—	—	—	202
Net loss for the period		—	—	—	—	(15,445)	—	(15,445)
Balance as of December 31, 2024		¥211	¥—	¥12,242	¥(4)	¥(3,412)	¥(72)	¥8,965

The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(UNAUDITED)

		(Millions of yen)
		For the nine months ended
		December 31,
	Notes	2023	2024
Cash flows from operating activities:
Profit (loss) before income taxes		¥36	¥(14,242)
Depreciation and amortization		431	474
Net gain on sale of other financial assets (noncurrent assets)		—	(11)
Impairment loss of other assets (noncurrent assets)		—	13
Listing expense	7	—	13,714
Net (gain) loss on sale of property and equipment		14	3
Net (gain) loss on disposal of intangible assets	12	39	23
Net gain on sale of crypto assets held (noncurrent assets)		(17)	—
Change in fair value of warrant liability	11	—	(462)
(Increase) decrease in cash segregated as deposits		(1,629)	(1,392)
(Increase) decrease in crypto assets held (current assets)		(6,991)	(11,114)
Increase in customer accounts receivable		(140)	(332)
(Increase) decrease in other financial assets (current assets)		635	(253)
(Increase) decrease in other current assets		247	(168)
(Increase) decrease in other financial assets (noncurrent assets)		—	155
Increase (decrease) in crypto asset borrowings		7,064	10,951
Increase (decrease) in deposits received		2,406	2,644
Increase (decrease) in other financial liabilities		(606)	236
Increase (decrease) in other current liabilities		135	278
Increase in excise tax payable		—	12
Other, net		18	53
Cash provided by operating activities		1,642	582
Interest income received		3	6
Interest expenses paid		(1)	(12)
Income taxes paid		(1)	(720)
Net cash provided by (used in) operating activities		1,643	(144)
Cash flows provided by investing activities:
Purchase of property and equipment		(4)	(164)
Proceeds from sale of property and equipment		4	—
Expenditure on internally generated intangible assets		(268)	(393)
Proceeds from refund of guarantee deposits		155	33
Proceeds from sale of crypto assets held (noncurrent)		22	—
Purchase of other financial assets (noncurrent assets)		(9)	—
Payments on guarantee deposits		(192)	—
Net cash used in investing activities		(292)	(524)
Cash flows (used in) provided by financing activities
Proceeds from short-term loans		1,000	1,300
Repayments of short-term loans		(1,000)	(1,300)
Proceeds from loans from related party	17	—	8,522
Repayments of loans from related party	17	—	(6,081)
Repayment of lease obligations		(182)	(290)
Proceeds received from Non-Redemption Agreement	13, 17	—	202
Proceeds from Reverse Recapitalization, net of equity distribution based on Non-Redemption Agreement	7	—	205
Net cash flows (used in) provided by financing activities		(182)	2,558
Effect of exchange rate changes on cash		—	(54)
Net increase in cash and cash equivalents		1,169	1,836
Cash and cash equivalents at the beginning of period		7,697	10,837
Cash and cash equivalents at the end of period		¥8,866	¥12,673

The accompanying notes are an integral part of these condensed consolidated interim financial statements (unaudited).

COINCHECK GROUP N.V. and its subsidiaries.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

1.	Reporting entity

Coincheck Group N.V. (“Coincheck Parent”) is a Dutch public limited liability company (naamloze vennootschap) which was originally formed as Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) to become a holding company of Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”) by Monex to facilitate the public listing and additional capitalization of Coincheck and converted immediately prior to the Reverse Recapitalization into a Dutch public limited liability company (naamloze vennootschap) and was renamed Coincheck Group N.V. (together with its subsidiaries, the “Group”). The Group primarily engages in providing end-to-end crypto asset exchange services, and the Group offers customers a multicurrency crypto marketplace and exchange with a deep pool of liquidity for trading crypto assets through its user-friendly applications.

Coincheck Parent became publicly traded on Nasdaq on December 11, 2024 as a result of the Business Combination between Thunder Bridge Capital Partners IV, Inc., a Delaware corporation (“Thunder Bridge”), and Coincheck Parent pursuant to the Business Combination Agreement, dated as of March 22, 2022, as amended from time to time (the “Business Combination Agreement”), by and among Thunder Bridge, Coincheck Parent, M1 Co G.K., a Japanese limited liability company (godo kaisha) (“M1 GK”), Coincheck Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Coincheck Parent and Coincheck. The Reverse Recapitalization (see Note 7) was effectuated in the following steps:

●	On December 10, 2024, Coincheck and Coincheck Parent caused M1 GK, a wholly-owned subsidiary of Coincheck Parent, to implement a share exchange (kabushiki koukan) under and in accordance with the applicable provisions of the Companies Act of Japan, pursuant to which the Ordinary Shares of Coincheck were exchanged for Ordinary Shares of Coincheck Parent (“Ordinary Shares”) (the “Share Exchange”).

●	The effect of the Share Exchange was that, amongst others, Coincheck shareholders became holders of the Ordinary Shares, and Coincheck became a direct, wholly-owned subsidiary of M1 GK and an indirect wholly-owned subsidiary of Coincheck Parent.

●	Following the Share Exchange, Merger Sub was merged with and into Thunder Bridge (the “Merger”), following which the separate corporate existence of Merger Sub ceased and Thunder Bridge continued as the surviving corporation (the “Surviving Company”) and a wholly-owned subsidiary of Coincheck Parent. On January 31, 2025, the Surviving Company changed its name to CCG Administrative Services, Inc.

●	As a result of the Merger: (a) each Thunder Bridge common share issued and outstanding immediately prior to the Merger was exchanged for the right to receive one Ordinary Share and (b) each Thunder Bridge warrant that was outstanding immediately prior to the Merger (a “Thunder Bridge Warrant”) was automatically and irrevocably modified pursuant to and in accordance with the Warrant Agreement, dated June 29, 2021, by and among Thunder Bridge and Continental Stock Transfer & Trust Company, as amended by the Warrant Assumption and Amendment Agreement, dated as of December 10, 2024, by and among Thunder Bridge, Coincheck Parent and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), to provide that, in lieu of the amount of Thunder Bridge common share(s) that a holder of a Thunder Bridge Warrant would have been entitled to acquire if the Thunder Bridge Warrant was exercised prior to the Merger, such Thunder Bridge Warrant instead entitles the holder there of to acquire an amount of Ordinary Share(s) equal to such amount of Thunder Bridge common share(s).

The transaction was unanimously approved by Thunder Bridge’s Board of Directors and was approved at the special meeting of Thunder Bridge’s stockholders held on December 5, 2024 (the “Special Meeting).” Thunder Bridge’s stockholders also voted to approve all other proposals presented at the Special Meeting. As a result of the Business Combination, Thunder Bridge, M1 GK and Coincheck have become wholly-owned subsidiaries of Coincheck Parent. On December 11, 2024, Ordinary Shares and public warrants of Coincheck Parent commenced trading on the Nasdaq Stock Market, (“Nasdaq”) under the symbols “CNCK” and “CNCKW,” respectively.

As described in Note 7, the Reverse Recapitalization has been accounted for with Thunder Bridge being identified as the “acquired” entity for financial reporting purposes. Accordingly, the Reverse Recapitalization has been accounted for as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge, accompanied by a recapitalization. Therefore, these condensed consolidated interim financial statements have been presented as a continuation of Coincheck. Accordingly, the prior-year figures as of March 31, 2024, and the three and nine months ended December 31, 2023, represent the results of Coincheck, including the effects of the recast of the share capital and earnings per share calculations.

2.	Basis of preparation of condensed consolidated interim financial statements

(1)	Compliance with IFRS Accounting Standards

The condensed consolidated interim financial statements as of December 31, 2024 and March 31, 2024 and for the three and the nine months ended December 31, 2024 and 2023 have been prepared in accordance with the International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with Coincheck’s annual financial statements as of and for the year ended March 31, 2024, included in our Proxy Statement, dated November 12, 2024 and filed with the SEC, since they do not include all the information required in the annual financial statements, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by IASB.

(2)	Approval of the condensed consolidated interim financial statements

The condensed consolidated interim financial statements were authorized for issuance on February 26, 2025 by the Chief Financial Officer (“CFO”), Jason Sandberg.

(3)	Use of judgements, estimates, and assumptions

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make certain judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as well as the accounting estimates and assumptions applied and described in Coincheck’s annual financial statements as of and for the year ended March 31, 2024, included in our Proxy Statement dated November 12, 2024. In addition, the following significant estimates and assumptions had significant effects on the amounts reported in the condensed consolidated interim financial as of December 31, 2024 and for the three and the nine months ended December 31, 2024, as a result of the Reverse Recapitalization (Note 7 “Reverse Recapitalization”): (i) calculation of listing expense and (ii) fair value of warrant liabilities (Note 11 “Financial Instruments”).

(4)	Functional currency and presentation currency

The financial statements are presented in Japanese yen, which is the functional currency of Coincheck. The functional currency of the entities within the Group is their respective local currency, which includes USD, EUR and JPY. Assets and liabilities of entities with functional currencies other than Japanese yen are translated into Japanese yen at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at yearly average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income. All amounts have been rounded to the nearest million Japanese yen, unless otherwise indicated.

3.	Material accounting policies

The Group has applied the following accounting policies to all periods presented in these condensed consolidated interim financial statements, except as otherwise indicated.

(1)	Basis for consolidation

(a)	Reverse acquisitions - A “reverse acquisition” is a merger of entities in which, for accounting purposes, the legal acquirer is identified as the accounting acquiree and the legal acquiree is identified as the accounting acquirer. The identification of the accounting acquirer and acquiree is based on the principles of business combination accounting. If the accounting acquiree is identified as a business, business combination accounting is applied. However, if the accounting acquiree does not meet the definition of a business, share-based payment accounting is applied for share-based consideration. Condensed consolidated interim financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree)but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with a retroactive adjustment, of the accounting acquirer’s legal capital to reflect the legal capital of the legal parent (the accounting acquiree). Comparative information presented in those condensed consolidated interim financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

(b)	Subsidiaries - Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. Losses applicable to the noncontrolling interest (“NCI”) in a subsidiary are allocated to the NCI even if doing so causes the NCI to have a deficit balance.

(c)	Acquisitions from entities under common control - Business combinations arising from transfers of interests in entities that are under the control of the shareholder that controls the Group are accounted for as if the acquisition had occurred at the beginning of the earliest comparative year presented or, if later, at the date that common control was established; for this purpose, comparatives are restated. The assets and liabilities acquired are recognized at the carrying amounts recognized previously in the Group controlling shareholder’s consolidated financial statements. The components of equity of the acquired entities are added to the same components within Group equity and any gain/loss arising is recognized directly in equity.

(d)	Loss of control - Upon the loss of control, the Group derecognizes the assets and liabilities of the subsidiary, any NCI, and the other components of equity related to the subsidiary. Any surplus or deficit arising on the loss of control is recognized in profit or loss. If the Group retains any interest in the former subsidiary, then such interest is measured at fair value at the date that control is lost.

(e)	Transactions eliminated in consolidation - Intragroup balances and transactions, and any unrealized income or expenses arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(2)	Financial instruments

(a)	Recognition of financial assets and financial liabilities

Transactions of financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instruments.

(b)	Classification and measurement of financial assets

Financial assets are classified into the following categories on initial recognition:

(i)	Financial assets measured at amortized cost

Financial assets shall be measured at amortized cost if both of the following conditions are met:

●	The financial assets are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially recognized at its fair value, plus transaction costs directly attributable to the acquisition. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method.

(ii)	Financial assets measured at fair value through profit or loss (“FVTPL”)

Financial assets other than financial assets measured at amortized cost are classified as financial assets measured at FVTPL.

Financial assets measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss.

(c)	Impairment of financial assets

For financial assets measured at amortized cost, an allowance for expected credit losses is recognized. At the end of each reporting period, the Group assesses whether the credit risk on each financial asset has increased significantly since initial recognition. If the credit risk has not increased significantly since initial recognition, the Group recognizes the loss allowance at an amount equal to the 12-month expected credit losses. Meanwhile, if the credit risk has increased significantly since initial recognition, the Group recognizes the loss allowance at an amount equal to the lifetime expected credit losses.

There is a rebuttable presumption that the credit risk on a financial asset has increased significantly since initial recognition when contractual payments are more than 30 days past due. Financial assets, all or part of which cannot be collected or are presumed difficult to collect, or financial assets that are more than 90 days past due are defined to be in default.

Credit losses are measured as the present value of the difference between all contractual cash flows that are due to the Group in accordance with the contract and all the cash flows that the Group expects to receive, discounted at the original effective interest rate, and expected credit loss is the weighted average of the credit losses with the probability of the default occurring used as the weights.

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on a financial asset in its entirety or a portion thereof.

For financial assets measured at amortized cost, expected credit loss is recognized as an allowance for doubtful accounts. The provision and the reversal of a loss allowance are recognized in profit or loss as an impairment gain or loss.

(d)	Classification and measurement of financial liabilities

(i)	Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost are initially recognized at fair value, minus directly attributable transaction costs. Subsequent to the initial recognition, they are measured at amortized cost using the effective interest method.

(ii)	Financial liabilities measured at FVTPL

Financial liabilities measured at FVTPL are initially recognized at fair value and attributable transaction costs are recognized as profit or loss when incurred. Subsequent to the initial recognition, they are measured at fair value, and gains and losses arising from changes in fair value are recognized as profit or loss.

(e)	Derecognition of financial assets and financial liabilities

The Group derecognizes a financial asset when (i) the contractual rights to the cash flows from the financial asset expire or (ii) it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred. The Group derecognizes a financial liability when its contractual obligations are discharged or canceled or expired.

(f)	Fair value measurement

The fair value of financial assets and financial liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

(g)	Cash and cash equivalents

Cash and cash equivalents in the condensed consolidated interim statements of financial position and condensed consolidated interim statements of cash flows comprise cash and short-term, highly-liquid investments that are readily convertible to a known amount with an insignificant risk of change in value.

(h)	Cash segregated as deposits

Cash segregated as deposits includes cash deposited in trust accounts, and accordingly, cash segregated as deposits is reported as such in the condensed consolidated interim statements of financial position.

(i)	Customer accounts receivable

Customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers.

Customer accounts receivable is recognized initially at fair value. The Group holds the customer accounts receivable with the objective of collecting the contractual cash flows and therefore measures them subsequently at amortized cost.

(3)	Crypto assets

(a)	Crypto assets held

Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions and NFTs for sale and are recognized as inventories. Cryptocurrencies for facilitating customer transactions are recognized at acquisition price at initial recognition, and at fair value, less costs to sell subsequent to the initial recognition since these are held with the purpose of acquiring broker-traders’ margin. Subsequent to the initial recognition, changes in fair value are recognized in profit or loss in the period in which the change occurs. The Group uses major third-party exchanges with high volume and liquidity to measure the fair value of its cryptocurrency. The exchange selected by the Group for each cryptocurrency offers the highest volume and liquidity of trades (i.e., principal market). If a principal market does not exist (e.g., when the volume and liquidity of trades are similar between two or more different markets), the Group uses the most advantageous market. The most advantageous market offers high volume, liquidity of trades, and the most favorable spread, maximizing the amount that would be received to sell the asset, net of transaction costs or minimizing the amount that would be paid to transfer the liability. The fair value is measured by using a midmarket pricing of the principal market or the most advantageous market. Substantially all of cryptocurrencies held by the Group consist of crypto assets borrowed/deposited from customers under the Coincheck Lending program. NFTs for sale are measured at cost at the initial recognition and subsequently measured at the lower of cost or net realizable value. The net realizable value is estimated based on expected selling price, less reasonably predictable costs of completion and disposal with the consideration of NFT market trends and other factors. In addition, with respect to the cost of sales, the NFT cost basis is determined by specific identification.

The Group recognizes cryptocurrencies received through airdrops or forks if the cryptocurrencies are expected to generate probable future benefit and if the Group is able to support the trading, custody, or withdrawal of these assets.

(b)	Crypto asset borrowings

Crypto asset borrowings (Note 10) are recorded as the contractual repayment obligation with respect to crypto assets borrowed/deposited from the Group’s customers under the Coincheck Lending program. Crypto asset borrowings are initially measured at the fair value of the subject crypto assets as the Group incurs an obligation to return the same type and the same amount of crypto assets borrowed/deposited from customers. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the period in which the changes occur because the fair value of the crypto assets fairly demonstrates the obligation to return the crypto assets borrowed/deposited from its customers. In addition, the borrowing fee is calculated by multiplying the quantities of the borrowed crypto assets by the interest rate and recognized as an expense over the borrowing period.

(c)	Safeguard assets/Safeguard liabilities

The Group has an obligation to safeguard customer crypto assets from loss or theft. Therefore, the Group records an obligation to safeguard crypto assets deposited by customers as safeguard liabilities under current liabilities in the condensed consolidated interim statements of financial position, which is measured at the fair value of the crypto assets deposited by customers being safeguarded. Crypto assets deposited by customers to the Group include cryptocurrencies and NFTs. In measuring the safeguard liabilities related to cryptocurrencies, the Group primarily uses transaction prices at the principal market for each cryptocurrency, which generally consists of major third-party exchanges with high volume and liquidity. In measuring the safeguard liabilities related to NFTs, the Group primarily uses prices of recent trades at the Group’s marketplace or other NFT marketplaces. The corresponding assets are recorded as safeguard assets, which are measured at the fair value of crypto assets deposited less the effects of potential loss events, if any.

(4)	Property and equipment

(a)	Recognition and measurement

Property and equipment are measured using the cost model and are reported at the acquisition cost, less accumulated depreciation and accumulated impairment losses. Acquisition costs include costs directly related to the acquisition of assets and costs for dismantling and removing.

(b)	Depreciation

Depreciation is calculated based on the depreciable amount. The depreciable amount is calculated as the acquisition cost of an asset, less its residual value.

Property and equipment are depreciated over the estimated useful life of each part of a property item, and depreciation is recognized in profit or loss applying the straight-line method. The straight-line method is applied because it is considered to most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives of major property and equipment are as follows:

— Leasehold improvements: 1 year to 5 years

— Equipment and fixtures: 2 years to 14 years

Leasehold improvements are depreciated by the straight-line method over the term of the lease (including reasonably certain options periods) or the estimated useful life of the improvements, whichever is shorter.

Depreciation methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.

(5)	Intangible assets

(a)	Internally generated intangible assets

The Group recognizes software development costs as intangible assets if the development costs can be reliably determined, implementation is technologically feasible, there is a high probability for generating future economic benefit, and there are adequate resources to develop and use them. Subsequent to the initial recognition, internally generated intangible assets are measured at the acquisition cost, less accumulated amortization and accumulated impairment losses.

(b)	Amortization

Amortization is based on the acquisition cost of an asset less its residual value.

Amortization of intangible assets is recognized in profit or loss applying the straight-line method over the estimated useful life from the time when the asset is available for use.

The estimated useful lives of major intangible assets are as follows:

— Internally generated intangible assets: 3 to 5 years

Amortization methods, useful lives, and residual values are reviewed at each reporting date, and adjustments are made when required.

The Group considers the useful life of intangible assets to be indefinite only if there is no foreseeable limit to the period over which the intangible assets are expected to generate net cash inflows for the Group based on analysis of all relevant factors. Intangible assets with indefinite useful lives are not amortized and are subject to impairment tests at the same time each year and when there are indications of impairment.

(6)	Leases

The Group assesses whether a contract is or contains a lease at the inception of the contract. The Group recognizes a right-of-use asset and its corresponding lease liability at the lease commencement date.

A right-of-use asset is measured at cost at the commencement date. Subsequently, the Group measures a right-of-use asset applying the cost model. A right-of-use asset is measured at cost, less any accumulated depreciation and any accumulated impairment losses. The right-of-use asset is depreciated using the straight-line method over the estimated useful life of the asset or the relevant lease term, whichever is shorter. The Group determines the lease term as the sum of the noncancelable period and the periods covered by an option to extend (or terminate) the lease term if the lessee is reasonably certain to exercise (or not exercise) the option. The estimated useful lives of right-of-use assets are approximately 1 year to 5 years.

The Group measures a lease liability at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if such rate cannot be readily determined, the Group’s incremental borrowing rate. Subsequently, the lease liability is measured by adjusting the carrying amount to reflect interest on the lease liability and/or the lease payment. When reassessing or modifying a lease, the Group remeasures the carrying amount of the lease liability and accordingly adjusts the carrying amount of the related right-of-use asset.

For short-term leases and leases of low-value assets, the Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

(7)	Impairment of nonfinancial assets

Nonfinancial assets are reviewed for impairment at the end of each reporting period or if there is an indication of impairment and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognized in the condensed consolidated interim statements of profit or loss and other comprehensive income if the asset’s carrying amount is greater than its estimated recoverable amount. The recoverable amount is estimated as the higher of the asset’s fair value, less costs to sell and value in use.

For the purposes of conducting impairment reviews, assets are grouped into cash-generating units to which the assets belong.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(8)	Warrants

Share purchase warrants issued by Coincheck Parent are accounted for as warrant liabilities. The warrants are initially recognized at fair value, and in subsequent periods, measured at FVTPL with any changes in fair value recognized in profit or loss until the warrants are exercised, redeemed, or expire.

(9)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits, including salaries, bonuses, and paid annual leave, that are expected to be settled wholly within 12 months after the end of the reporting periods, are expensed as the related service is provided. A liability is recognized at the amounts expected to be paid when the liabilities are settled if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by employees and the obligation can be estimated reliably.

(b)	Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted to their present value.

(10)	Provisions

Provisions are recognized when the Group has legal and constructive obligations because of past events, there is a high probability that an outflow of resources embodying economic benefits will be required to settle those obligations, and the amounts of those obligations can be reasonably estimated. Provisions are discounted to the present value of the estimated future cash flows using a pretax rate that reflects the time value of money and the risks specific to the relevant liabilities.

The unwinding of the discount is recognized in profit or loss.

(11)	Equity

Ordinary Shares issued by Coincheck Parent are classified as equity, and the proceeds from issuance of such shares are included in Ordinary Shares and capital surplus on the condensed consolidated interim statement of financial position.

(12)	Revenue

The Group earns revenue from sales of crypto assets and remittance fees, deposit and withdrawal fees, and other revenue that mainly derives from the sale of NFTs and to a lesser extent, the issuance of IEOs.

Revenues that arise from contracts with customers are recognized applying the five-step approach of IFRS 15, Revenue from Contracts with Customers, as shown below. Major components of revenue includes transaction revenues from sales of crypto assets to customers and cover counterparties and commission revenues from commissions received for executing transactions. Consideration received from customers does not include significant financing components, because the Group receives payments from its customers soon after it fulfills its performance obligations. Commission received refers to remittance fees, deposit and withdrawal fees, commissions received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the NFT Marketplace, commissions that arise from transactions on the cryptocurrency exchange platform, and other.

Step 1:	Identify the contracts with a customer

Step 2:	Identify the performance obligations in the contract

Step 3:	Determine the transaction price

Step 4:	Allocate the transaction price to the performance obligations in the contract

Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation

Details of revenue and revenue recognition criteria for each of major revenue items recorded in the condensed consolidated interim statements of profit or loss and other comprehensive income are summarized as follows:

(a)	Transaction revenue

Transaction revenue is mainly derived from sales transactions with the Group’s customers. The Group’s customers include parties who hold accounts and utilize the services provided on the Group’s crypto asset platforms, which includes customers on the marketplace platform as well as cover counterparties in sale cover transactions on the Group’s and third-party exchanges. However, users that purchase crypto assets from other users on the Group’s exchange platform but are not charged a commission do not meet the definition of a customer under IFRS 15. When the Group trades with customers on its marketplace platform, the Group adds a bid-ask spread to the prices of the Group’s cover transactions. The spread is set/revised by the Group in a range of 0.1% to 5.0% for each cryptocurrency based on prevailing market conditions, including competitors’ offers. The Group has the discretion to add a spread that might be higher than the above-mentioned range in instances where there are sudden market movements and shortage of liquidity in the market to ensure the execution of the transactions with customers. Furthermore, the spreads are applied to all transactions with customers regardless of whether the positions made by those transactions are offset before the execution of cover transactions.

The Group has a performance obligation in its contracts with customers to transfer control of the cryptocurrencies to the customer and to deliver cryptocurrencies for transactions with customers. Contracts are defined at the transaction level and revenue is recognized at the point of time when this performance obligation is fulfilled in accordance with IFRS 15. When the Group receives cryptocurrencies as noncash consideration, the Group measures received cryptocurrencies at fair value at the time of delivery.

The Group determined that it acts as a principal in such transactions as it controls (i.e., has the ability to direct the use of, and obtain substantially all of the remaining benefits from) the cryptocurrencies it holds as inventory before such cryptocurrencies are transferred to the Group’s customers. Specifically, the Group has the ability to decide whether to hold the crypto assets to balance the Group’s inventory level or sell the crypto assets to customers or cover counterparties. The Group also has the ability to decide to whom the crypto assets will be sold and prevent others from directing the use of the crypto assets. The Group is also entitled to substantially all of the economic benefits of the crypto assets through sales of the crypto assets. Additionally, the Group is primarily responsible for fulfilling the commitment to provide cryptocurrencies to customers on its marketplace platform pursuant to its terms of service, has inventory risk as the Group has no right to return unsold cryptocurrencies to customers or cover counterparties from which it has purchased such cryptocurrencies, and sets the price of the cryptocurrencies it sells on its marketplace platform.

(b)	Commission received

Commission received primarily includes revenue from remittance fees, deposit and withdrawal fees, commissions that are received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the NFT Marketplace, and commissions that arise from transactions on the cryptocurrency exchange platform.

In accordance with IFRS 15, remittance fees are recognized as revenue when the performance obligation that arises from a customer order to remit cryptocurrencies is satisfied.

Deposit and withdrawal fees are recognized as revenue when the customer’s order to deposit or to withdraw cryptocurrencies are fulfilled, resulting in the performance obligation being satisfied.

The IEO business recognizes commission revenue when the issuer’s tokens are listed on its marketplace platform. the Group acts as a principal as it holds the primary responsibility to the issuers. Commissions received from the applicants in the IEO business are recognized as revenue when the obligations to deliver the issuer’s tokens to the applicants are performed. The Group acts as an agent to broker a transaction of orders participating in the Issuer’s IEO and delivers tokens on behalf of the issuer.

Commissions that arise from transactions on the NFT Marketplace are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Group acts as an agent since the performance obligation is to arrange to transfer NFTs of the selling party to the other party.

Commissions that arise from transactions on the cryptocurrency exchange platform are recognized as revenue when the performance obligation of brokering transactions between customers is fulfilled. The Group acts as an intermediary between customers for orders to buy or sell crypto assets and receives a brokerage fee. The Group does not control the underlying crypto assets before these are transferred to other customers. The Group acts as an agent to broker a transaction of orders to transfer crypto assets of the selling party to the other party.

When the Group receives cryptocurrencies for commissions as noncash consideration, the Group measures received cryptocurrencies at fair value at the time of delivery.

(c)	Other revenue

Other revenue mainly refers to sales of NFTs owned by the Group on the NFT Marketplace. In accordance with IFRS 15, sales revenue of NFTs is recognized as revenue when the performance obligation of delivering the NFTs to the customer is fulfilled. The Group acts as a principal since the Group has the ability to decide the price and is responsible for inventory risk.

(13)	Income taxes

Income tax expenses include current taxes and deferred taxes. They are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity.

Current taxes are the estimated taxes to be paid or refunded relating to taxable income or losses for the reporting period by applying the enacted tax rate or the substantively enacted tax rate at the end of the reporting period, adjusted for estimated taxes to be paid or refunded for prior years.

Deferred tax assets and liabilities are recognized with respect to the temporary difference between the carrying amount and the tax bases of assets and liabilities. Deferred tax assets and liabilities are not recognized with respect to the temporary differences arising from the initial recognition of assets and liabilities in transactions (other than business combinations) that affect neither the accounting profit nor the taxable profit (tax loss) and does not give rise to equal taxable and deductible temporary differences and the temporary differences arising from investments in subsidiaries, if the Group can control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred tax assets and liabilities are calculated using the tax rate that is expected to be applied at the time when the temporary difference is reversed based on tax laws that are enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible differences can be utilized. Deferred tax assets are reassessed at the end of each reporting period and recognized to the extent that it is probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are set off when the Group has a legally enforceable right to set off deferred tax assets against deferred tax liabilities, and the deferred tax assets and deferred tax liabilities relate to corporate income taxes levied by the same taxation authority on either the same taxable entity or different taxable entity, which intends to settle the deferred tax assets and liabilities on a net basis or to realize the assets and liabilities simultaneously.

The majority of the Group’s operations are in Japan. For the three and nine months ended December 31, 2024, the income tax expense differs from the statutory rate of 30.6% primarily because of the listing expense and professional fees related to the Reverse Recapitalization that were recorded on the Group’s books. After backing out those expenses, the pretax income in Japan was 1,673 million yen resulting in income tax expense of 536 million yen for the three months ended December 31, 2024, and the pretax income in Japan was 2,339 million yen resulting in income tax expense of 750 million yen for the nine months ended December 31, 2024.

(14)	Earnings per share

Basic earnings per share are calculated as profit attributable to owners of the Group, divided by the weighted-average number of common shares outstanding during the reporting period.

Diluted earnings per share (earnings per share after adjustment for potential shares) are calculated after adjustment for the dilutive effects of all potential common shares.

(15)	New, revised, or amended accounting standards and interpretations

Presentation and Disclosure in Financial Statements - IFRS 18

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which replaces IAS 1, Presentation of Financial Statements. IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating, investing, financing, income taxes, and discontinued operations. The first three categories are new. These categories are complemented by the requirement to present subtotals and totals for “operating profit or loss,” “profit or loss before financing income and taxes,” and “profit or loss.” IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted. The Group is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments. The amendments clarify that a financial liability is derecognized on the “settlement date,” which is when the related obligation is discharged, canceled, expired, or the liability otherwise qualifies for derecognition. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social, and governance (“ESG”)-linked features and other similar contingent features, and the treatment of nonrecourse assets and contractually linked instruments. In addition, the amendments require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG linked), and equity instruments classified at fair value through other comprehensive income. The amendments will be effective for annual reporting periods beginning on or after January 1, 2026, but earlier application is permitted. The Group is currently evaluating the impact of these amendments.

There are no other IFRS or International Financial Interpretations Committee (“IFRIC”) interpretations that are not yet effective and that are expected to have a material impact to the condensed consolidated interim financial statements.

Staff Accounting Bulletin (“SAB”) No. 122

In January 2025, the SEC released SAB No. 122, rescinding SAB No. 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Platform Users, which required an entity to record a liability to reflect its obligation to safeguard the crypto assets held for its platform users with a corresponding asset and required disclosures related to the entity’s safeguarding obligations. SAB No. 122 is effective for annual periods beginning after December 15, 2024, and is required to be applied on a fully retrospective basis, with early adoption permitted. Upon application of the rescission of SAB No. 121, the Group will no longer recognize the safeguard liabilities and corresponding safeguard assets on its consolidated financial statements. If the Group determines to recognize a liability related to the risk of loss under such an obligation, the measurement of such a liability will be determined by applying the recognition and measurement requirements for liabilities arising from contingencies in IAS 37, Provisions, Contingent Liabilities and Contingent Assets, under IFRS. As of the date the accompanying condensed consolidated interim financial statements were issued, the Group is currently evaluating the impact of adopting the guidance. The related impact will be disclosed when the Group completes its evaluation.

4.	Financial risk management

The principal risks arising from cryptocurrencies and financial instruments to which the Group is exposed in the course of its business activities include credit risk, liquidity risk, market risk, and operational risk.

Set forth below is information about the impact of each risk on the Group, policies on the identification, analysis and assessment of risk, and capital management in the Group.

(1)	Organizations for managing risks arising from cryptocurrencies and financial instruments

To limit risks that have an impact on the Group’s management within an acceptable range, risks are appropriately identified, analyzed, and assessed, and appropriate management organizations are designed to respond to each risk.

The Group establishes rules for managing all risks that affect operations. Those risks arising from cryptocurrencies and financial instruments are managed in accordance with specific management policies and management structures determined by the executive officer responsible for overseeing the departments that manage the risks.

Regarding the risk management of the Group, each supervisory department manages the risk for each risk classification. The head of each supervisory department regularly reports to the risk management department, and the risk management department organizes the contents of the reports received. After that, a risk committee meeting is held, and the CEO monitors the situation and periodically reports to the board of directors.

(a)	Credit risk

Credit risk is the risk of financial loss arising from the nonperformance of a counterparty to an agreement. Credit risk arises primarily from risks related to customers and other counterparties.

The carrying amounts of financial assets after impairment are presented in the condensed consolidated interim statements of financial position and are the amounts of maximum exposure of the Group to financial asset credit risks.

Risks relating to customer transactions

Spot transactions are traded within the limit of the amounts received in advance from customers. Therefore, the Group does not take excessive credit risks with any specific customers.

The Group does not have significant credit risk concentration because it has a large retail customer base.

Risks relating to other counterparties

The Group’s cash, cash equivalents, cash segregated as deposits, and cryptocurrencies for facilitating customer transactions are exposed to credit risk because they are deposited in financial institutions and/or cryptocurrency exchange brokers. Those financial institutions are highly credit worthy, and the cryptocurrency exchange brokers are well-established domestic and overseas exchange brokers. Thus, although the credit risk is concentrated in a small number of counterparties, it is considered to be limited. In addition, customer accounts receivable is mainly due from credit card companies, which are payment processors, for settlement of funds from customers. There is also a concentration of credit risk related to customer accounts receivable, as the Group uses a small number of payment processors. However, since the settlement period is short, the credit risk associated with those processors is considered to be limited.

As part of the risk management process, the Group evaluates the financial positions of financial institutions before selecting them and, subsequently, reviews them on a periodic basis. In selecting and dealing with cryptocurrency exchange brokers, the Group monitors the up-to-date information of such brokers via social media and other news sources in order to be informed about any changes in their businesses. In addition, if the Group obtains information related to such brokers’ credit uncertainty, such as a downgrade of their credit ratings, necessary measures are taken by collaborating with all divisions concerned to avoid such risks.

The exposure to credit risk of the Group is as follows:

	(Millions of Yen)
	As of March 31, 2024
	Impairment loss allowance measured at lifetime expected credit losses
	Not credit-impaired	Credit-impaired	Total
Gross carrying amount
Cash and cash equivalents	¥10,837	¥—	¥10,837
Cash segregated as deposits	59,256	—	59,256
Crypto assets held (current assets) (*1)	817	—	817
Customer accounts receivable	719	—	719
Other financial assets (*2)	651	—	651
Total gross carrying amount	72,280	—	72,280
Impairment loss allowance	—	—	—
Total net carrying amount	¥72,280	¥—	¥72,280

	(Millions of Yen)
	As of December 31, 2024
	Impairment loss allowance measured at lifetime expected credit losses
	Not credit-impaired	Credit-impaired	Total
Gross carrying amount
Cash and cash equivalents	¥12,673	¥—	¥12,673
Cash segregated as deposits	60,648	—	60,648
Crypto assets held (current assets) (*1)	732	—	732
Customer accounts receivable	1,051	—	1,051
Other financial assets (*2)	728	—	728
Total gross carrying amount	75,832	—	75,832
Impairment loss allowance	—	—	—
Total net carrying amount	¥75,832	¥—	¥75,832

Notes:

(*1)	Crypto assets held (current assets) mainly consist of crypto assets deposited with cover counterparties.
(*2)	Other financial assets mainly consist of deposits and guarantee deposits, as well as trade receivables, derivative assets and non-listed equity investments.

(b)	Liquidity risk

Liquidity risk is the risk of the Group being unable to settle obligations using cash, crypto assets held (current assets), other financial assets, or other means.

The Group finances the funds necessary for operations by obtaining loans from other financial institutions and related parties. Cryptocurrencies received from borrowings, which are recorded as “Crypto asset borrowings” in the condensed consolidated interim statements of financial position, contribute to securing adequate liquidity, as they can be used as the Group’s own assets or in settlement with cryptocurrency exchange brokers. The Group regularly monitors the status and outlook of cash flows and reduces liquidity risks.

The maturity analysis of financial liabilities and the corresponding financial assets for managing liquidity risk are as follows. Cryptocurrencies for facilitating customer transactions are included in the following tables. The contractual cash flows below reflect cash flows presented on an undiscounted cash flow basis, including contractual interest payments.

As of March 31, 2024

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years
Crypto asset borrowings	¥44,020	¥44,020	¥44,020	¥—	¥—	¥—	¥—
Other financial liabilities:
– Lease liabilities	1,661	1,687	394	384	356	356	197
– Derivative liabilities	1	1	1	—	—	—	—
– Other (*1)	821	821	821	—	—	—	—
Total other financial liabilities	2,483	2,509	1,216	384	356	356	197

Cash and cash equivalents	10,837	10,837	10,837	—	—	—	—
Crypto assets held (current assets)	44,207	44,207	44,207	—	—	—	—

As of December 31, 2024

	(Millions of yen)
	Carrying amount	Contractual cash flows	Within one year	From one year to two years	From two years to three years	From three years to four years	From four years to five years
Crypto asset borrowings	¥54,971	¥54,971	¥54,971	¥—	¥—	¥—	¥—
Other financial liabilities:
– Borrowings (*2)	2,526	2,526	2,526	—	—	—	—
– Lease liabilities	1,371	1,389	96	384	356	356	197
– Other (*1)	1,347	1,347	1,347	—	—	—	—
Total other financial liabilities	5,244	5,262	3,969	384	356	356	197

Cash and cash equivalents	12,673	12,673	12,673	—	—	—	—
Crypto assets held (current assets)	55,299	55,299	55,299	—	—	—	—

There were no financial liabilities with maturity over one year other than lease liabilities as of March 31, 2024, and December 31, 2024.

Note:

(*1)	Other financial liabilities mainly consist of accrued expenses and other payables
(*2)	To manage its liquidity risk, the Group entered into unsecured lines of credit with Monex Finance Corporation and an additional financial institution with aggregate commitments of 6,200 million yen and 9,040 million yen as of March 31, 2024, and December 31, 2024, respectively. As of March 31, 2024 and December 31, 2024, the balances outstanding under these commitment lines were nil and 2,526 million yen, respectively.

(c)	Market risk

Market risk is the risk of fluctuations in the fair value of cryptocurrencies or future cash flows as a result of changes in market price. The objective of market risk management is to manage and control market risk exposure within acceptable parameters, while optimizing the return. Market risk mainly includes price fluctuation risk of cryptocurrencies.

The Group holds cryptocurrencies to facilitate customer transactions. The Group also monitors net open position for each cryptocurrency that is traded on its marketplace platform. To limit the price fluctuation risk within a certain level, the Group strives to sustain its cryptocurrencies in approximately the same quantity and amount as the crypto asset borrowings.

(d)	Operational risk

The Group is exposed to operational risk arising from a wide variety of factors associated with business processes, personnel; technology and infrastructure; and from external factors other than credit, market, and liquidity risks, such as changes in legal and regulatory requirements. In particular, if any of the private keys relating to the Group’s hot or cold wallets containing cryptocurrencies for its own accounts or for customers is lost, destroyed, or otherwise compromised or unavailable, and no backup of the private key is accessible, the Group will lose access to the cryptocurrencies in the related wallet and there will be a devastating impact on the Group’s operation. Furthermore, the Group cannot provide assurance that the wallet will not be hacked or compromised. Cryptocurrency and blockchain technologies have been, and may in the future be, subject to security breaches, hacking, or other malicious activities. The customers’ ability to access or sell their cryptocurrencies could be affected adversely due to any loss of private keys relating to, or hack or other compromise of, digital wallets used to store cryptocurrencies deposited by customers.

(e)	Foreign exchange risk management

Payables denominated primarily in foreign currencies are exposed to foreign exchange risks. Our foreign exchange risks arise primarily from fluctuations in the U.S. dollar (USD) and Euro. The Group manages foreign exchange risks by continuously monitoring trends in foreign exchange rates and managing its exposure to foreign exchange rate fluctuations.

In addition, to avoid the risk of exchange rate fluctuations, the Group enters into forward exchange contracts for a portion of trade payables denominated in foreign currencies.

The details of these derivative instruments are described in Note 11 “Financial instruments.”

(2)	Capital management

The fundamental principles of the Group’s capital management are to build and uphold a steady financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, the Group conducts capital investment; profit distribution, such as dividends; and repayment of loans based on steady operating cash flows through the development and rendering of competitive crypto asset exchange services.

For the capital management, Coincheck calculates and monitors the financial soundness index at the end of each month as the record date in accordance with the “Rules on Financial Management for Crypto-Asset Exchange Service Providers” and related guidelines, which are self-regulatory rules established by the Japan Virtual and Crypto Assets Exchange Association. The financial soundness index is the ratio of the nonfixed equity amount to the sum of the market risk equivalent amount, the counterparty risk equivalent amount, and the basic risk equivalent amount, based on the calculation method stipulated in the related guidelines.

The Group is not subject to any capital restrictions.

5.	Segment reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources to an individual segment and in assessing performance. The CEO of Coincheck Parent is the CODM of the Group. The CODM reviews financial information for purposes of making operating decisions, allocating resources, and evaluating financial performance. While the Group does have revenue from multiple services, no measures of profitability by service are available. As a result, discrete financial information is not available for each such component. As such, the Group has determined that it operates as one operating segment and one reportable segment.

6.	Revenue

Revenue breakdowns by revenue from contracts with customers and other sources for the three and nine months ended December 31, 2023 and 2024, are as follows:

	(Millions of yen)
	For the three months ended December 31,
	2023	2024
Revenue arising from contracts with customers
Transaction revenue (*1)	¥58,809	¥122,695
Commission received (*2)	198	389
Other revenue (*3)	109	—
Subtotal	59,116	123,084

Other sources
Other revenue	—	20
Subtotal	—	20
Total	¥59,116	¥123,104

	(Millions of yen)
	For the nine months ended December 31,
	2023	2024
Revenue arising from contracts with customers
Transaction revenue (*1)	¥121,952	¥267,479
Commission received (*2)	442	1,237
Other revenue (*3)	255	—
Subtotal	122,649	268,716

Other sources
Other revenue	—	35
Subtotal	—	35
Total	¥122,649	¥268,751

Notes:

(*1)	Transaction revenue mainly refers to the revenue from sales of crypto assets to customers and cover counterparties.
(*2)	Commission received refers to remittance fees, deposit and withdrawal fees, commissions that received from the issuer and the applicants in the IEO business, commissions that arise from transactions on the NFT Marketplace, and commissions that arise from transactions on the cryptocurrency exchange platform and others.
(*3)	Other revenue arising from contracts with customers for the three and nine months ended December 31, 2023, is mainly related to revenue from online shareholders’ meeting service and sales of NFTs owned by the Group.

The Group manages its business in one operating and reportable segment: Crypto Asset.

7.	Reverse Recapitalization

As discussed in Note 1, Thunder Bridge was identified as the “acquired” entity for financial reporting purposes. Accordingly, the Group treated the Reverse Recapitalization as the equivalent of Coincheck issuing shares for the net assets of Thunder Bridge as of the closing date of the Business Combination, accompanied by a recapitalization. The net assets of Thunder Bridge are stated at fair value, with no goodwill or other intangible assets recorded.

This determination was primarily based on the conclusion that the former Coincheck shareholders have a majority of the voting power of Coincheck Parent and Coincheck personnel comprise a majority of the governing body of Coincheck Parent.

The Reverse Recapitalization is not within the scope of IFRS 3 since there is no change in control based on the continued control of the Group by existing Coincheck shareholders and Thunder Bridge does not meet the definition of a business in accordance with IFRS 3; as such, the Business Combination is accounted for within the scope of IFRS 2. Any excess of fair value of equity instruments deemed to have been issued by Coincheck over the fair value of Thunder Bridge’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Entities involved in SPAC mergers need to determine which entity is the predecessor whose financial statements will become the historical financial statements of the combined Group. The determination of which entity is the predecessor and successor in the merger transaction is separate from the determination of which entity is the accounting acquirer. Rule 405 under the U.S. Securities Act of 1933, as amended, defines a predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.” SPACs are blank-check companies, whose sole purpose is to acquire a target or targets with the capital raised from their IPO. Given that Thunder Bridge was a SPAC and did not have any significant activities, Thunder Bridge’s own operations before the succession are insignificant relative to the operations of Coincheck. Thunder Bridge’s financial statements do not report any significant revenues other than investment income on assets held in trust. As such, Coincheck was considered the predecessor entity for purposes of these condensed consolidated interim financial statements.

In accordance with IFRS 3, Business Combinations, paragraph B22, these condensed consolidated interim financial statements have been prepared as a continuation of Coincheck with:

●	the assets and liabilities of Coincheck recognized and measured in the condensed consolidated interim financial statements at their carrying amounts immediately prior to the Reverse Recapitalization;

●	the retained earnings, Ordinary Shares and capital surplus of Coincheck recognized in the condensed consolidated interim financial statements at amounts immediately prior to the Reverse Recapitalization. Ordinary Shares and capital surplus have been adjusted retroactively to reflect the legal capital of Coincheck Parent; and

●	the comparative information presented in the condensed consolidated interim financial statements are that of Coincheck.

Transaction Proceeds

Upon closing of the Reverse Recapitalization, the Group received net proceeds of 205 million yen, including 4,780 million yen from the trust, net of redemptions, offset by cash paid for the non-redemption and share forward agreement (the “Non-Redemption Agreement”) with Ghisallo Master Fund LP (“Ghisallo”) (see Note 13 for further details of the non-redemption and share forward agreement) of 1,593 million yen, and transaction costs and professional fees, paid at closing of 2,982 million yen. The following table reconciles the elements of the Reverse Recapitalization to the condensed consolidated interim statements of cash flows and the condensed consolidated interim statement of changes in equity for the nine months ended December 31, 2024:

(Millions of yen)
Cash-trust and cash, net of redemptions	¥4,780
Less: Ghisallo Non-Redemption Agreement (Note 13)	(1,593)
Less: transaction costs and professional fees, paid at closing	(2,982)
Proceeds from Reverse Recapitalization, net of Non-Redemption Agreement, transaction costs and professional fees	205
Less: warrant liabilities	(1,837)
Less: promissory note - related party	(128)
Less: excise tax payable	(305)
Less: income tax payable	(60)
Less: accounts payable and accrued expenses	(17)
Less: Other financial liabilities (1)	(189)
Add: Listing expense	13,714
Issuance of shares in Reverse Recapitalization, net	11,383

(1)	Other Financial Liabilities include expenses incurred by the CCG entity prior to the Reverse Recapitalization and recorded at their carrying values as a common control transaction

The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the reverse recapitalization impact to additional paid-in capital for the three and nine months ended December 31, 2024 and the calculation of the listing expense recognized for the three and nine months ended December 31, 2024:

(Millions of yen)
Fair value of equity instruments deemed to have been issued by Coincheck
Thunder Bridge Closing Price per share on December 10, 2024	1,850
Total number of Coincheck shares at Closing	129,703,075
Total Market Capitalization of the Group	239,975
Thunder Bridge shareholders’ ownership	5.5%
Total market capitalization attributable to Thunder Bridge stockholders	13,165

Net assets of Thunder Bridge
Cash and cash equivalents(a)	1,798
Accounts payable and accrued expenses	(17)
Income taxes payable	(60)
Excise taxes payable	(305)
Warrant liabilities(b)	(1,837)
Promissory note payable - related party	(128)
Net assets (liabilities) of Thunder Bridge as of December 10, 2024	(549)

Listing expense	13,714

(a)	Cash and cash equivalents represent the acquired cash and cash equivalent of Thunder Bridge before the payment of 1,593 million yen to Ghisallo under Non-Redemption Agreement since the payment to Ghisallo occurred immediately after the closing of the Reverse Recapitalization.
(b)	As the terms of the Thunder Bridge public and private placement warrants are substantially the same before and after the completion of the Business Combination, the Warrants are not deemed to be additional consideration under IFRS 2 but rather the Thunder Bridge public and private placement warrants were assumed as part of the Reverse Recapitalization (IAS 32).

The following table displays the reconciliation of the total market capitalization attributable to Thunder Bridge stockholders and the reverse recapitalization impact to additional paid-in capital for the three and nine months ended December 31, 2024:

(Millions of yen)
Total market capitalization attributable to Thunder Bridge stockholders	13,165
Less: Payment for Ghisallo Non-Redemption Agreement (Note 13)	(1,593)
Less: Additional paid-in capital transferred over when transferring net liabilities from CCG, under common control	(189)
Less: Ordinary shares	(15)
Plus: Treasury shares	4

Additional paid-in capital from Reverse Recapitalization, net	11,372

The Reverse Recapitalization also involved:

●	the former Thunder Bridge Warrant holders receiving one warrant to purchase an Ordinary Share of Coincheck Parent for each issued and outstanding warrant to acquire Class A common stock of Thunder Bridge, which has resulted in the issuance of 4.9 million warrants (see Note 11); and

●	professional services expenditure of 3,804 million yen, incurred to facilitate listing on Nasdaq, which, in addition to the 13,714 million yen described in the table above, has resulted in a total of 17,518 million yen related to the share listing and associated expenses being recognized in the profit or loss.

8.	Crypto assets held

Under IFRS, there are no accounting standards related to the transactions of crypto assets. However, cryptocurrencies holdings were discussed by the IFRIC in the June 2019 agenda decisions. The agenda decision did not specifically address the activity of crypto assets by entity. Thus, in order to determine the accounting treatment, the Group follows the requirements of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and refers to the “Conceptual Framework for Financial Reporting” and standards related to similar matters. In this context, the Group considers various factors to evaluate whether the Group has control for accounting purposes over crypto assets and accounts for these transactions accordingly.

The Group’s holdings of crypto assets that are controlled by the Group for accounting purposes are presented as part of crypto assets held in the condensed consolidated interim statements of financial position. On the other hand, the Group’s holdings of crypto assets deposited by customers and considered not to be controlled by the Group are not recognized as crypto assets held in the condensed consolidated interim statements of financial position. However, the Group recognizes the obligation to safeguard crypto assets deposited by customers as safeguard liabilities in the condensed consolidated interim statements of financial position and records corresponding safeguard assets as crypto assets held in the condensed consolidated interim statements of financial position (see Note 9 “Safeguard assets/safeguard liabilities”). The amounts of crypto assets deposited by customers not recognized as crypto assets held in the condensed consolidated interim statements of financial position were 649,211 million yen and 1,033,997 million yen as of March 31, 2024, and December 31, 2024, respectively. These amounts are calculated based on the fair value at the end of the reporting period.

Crypto assets deposited by customers include cryptocurrencies and NFTs. Crypto assets deposited by customers are mainly held in electronic wallets administered by the Group in the same way as the Group’s holdings of crypto assets in its own accounts. Although the Group has the private keys that are necessary to dispose of crypto assets deposited by customers, the Group is obliged to purchase and sell crypto assets under the instructions of the customers based on the contractual arrangement with the customers, and the use of the private keys without permission from customers is strictly prohibited. Additionally, in terms of cryptocurrencies, following the requirements of the “Payment Services Act,” “Cabinet Office Order on Virtual Currency Exchange Service Providers” and other laws and regulations, the Group segregates cryptocurrencies deposited by customers from those of the Group in its own accounts and manages each of the customers’ balances. In addition, the Group clearly distinguishes between the wallets for the Group’s holdings of cryptocurrencies in its own accounts and the wallets for those deposited by customers and manages them separately. Regarding NFTs, there are no clear legal regulations in Japan as of December 31, 2024, and all NFTs, including those held by the Group and those deposited by customers, are held in hot wallets. NFTs deposited by customers are recorded on the Group’s database and internal records in the account of the depositing customers. Therefore, the economic benefits and risks related to crypto assets deposited by customers belong, in principle, to the customers, and the Group is not exposed to risks of significant changes in the fair value of these crypto assets. On the other hand, legal rights of crypto assets are not entirely clear, and there is a possibility that crypto assets deposited by customers may be dealt with in the same manner as crypto assets of the Group in its own accounts at the liquidation of the Group, but in terms of cryptocurrencies, Article 63-19-2 of the “Payment Services Act” issued by the Financial Services Agency of Japan allows customers the right to receive repayment of Deposited Crypto Assets and Redemption Guarantee Crypto Assets as defined by the “Payment Services Act” in advance of other creditors in preparation for the bankruptcy risk of the Group.

The accounting policies and balances of the Group’s crypto assets by holding purpose are as follows:

(1)	Crypto assets held (current assets)

(a)	Cryptocurrencies for facilitating customer transactions

Out of the holdings of cryptocurrencies that are considered to be controlled by the Group for accounting purposes (including those borrowed/deposited based on the loan agreements with customers), cryptocurrencies for facilitating customer transactions are recognized as inventories in the condensed consolidated interim statements of financial position according to provisions of IAS 2 Inventories, as the Group has the ability to direct the use of these cryptocurrencies and the economic benefits resulting from sales attribute to the Group. As of March 31, 2024, and December 31, 2024, the carrying amounts were 44,207 million yen and 55,299 million yen, respectively. These amounts are calculated based on the fair value at the end of the reporting period. See Note 12 “Fair value measurement.”

(b)	NFTs for sale

NFTs for sale are recognized as inventories in the condensed consolidated interim statements of financial position according to provisions of IAS 2 Inventories, as the Group has the ability to direct the use of these NFTs and economic benefits resulting from sales attribute to the Group. The carrying amounts are measured at the lower of cost or net realizable value. However, there were no NFTs held for sale as of March 31, 2024 and December 31, 2024.

(2)	Crypto assets held (noncurrent assets)

Crypto assets held (noncurrent assets) are recognized as intangible assets with indefinite useful lives which are not amortized. There is no foreseeable limit to the period over which the future cash flows of crypto assets held (noncurrent assets) would be generated as the future cash flows cannot be reliably estimated. The useful lives of crypto assets held (noncurrent assets) are regarded as indefinite accordingly. They are reported at the acquisition cost less accumulated impairment losses. As of March 31, 2024, and December 31, 2024, the carrying amounts were nil and 22 million yen, respectively.

9.	Safeguard assets/safeguard liabilities

In addition to the control assessment of crypto assets deposited by customers as described in Note 8 “Crypto assets held,” the Group implemented the requirements of SAB 121, and recognized the obligation to safeguard its crypto assets deposited by customers as safeguard liabilities and recorded corresponding safeguard assets in the condensed consolidated interim statements of financial position.

The Group managed its crypto assets deposited by customers in the manner described in Note 8 “Crypto assets held” and estimated that the probability of occurrence of any potential loss events is remote. Therefore, safeguard assets were recognized at the same amount as safeguard liabilities.

These amounts are calculated based on the fair value at the end of the reporting period. See Note 12 “Fair value measurement.”

The nature and quantity of crypto assets that the Group is responsible for safeguarding for its customers are as follows:

	As of March 31, 2024		As of December 31, 2024
Ticker	Quantity	Millions of yen	Quantity	Millions of yen
BTC (*1)	37,041.96	¥395,649	42,762.42	¥637,802
XRP (*2)	572,298,379.44	54,404	592,798,873.49	198,014
ETH (*3)	227,558.47	124,834	252,991.26	134,863
Others (*4)	—	74,324	—	63,318
Total	—	¥649,211	—	¥1,033,997

(*1)	The first system of global, decentralized, scarce, and digital money as initially introduced in a white paper titled Bitcoin: A Peer-to-Peer Electronic Cash System by Satoshi Nakamoto.
(*2)	The native crypto assets on the XRP ledger, a decentralized global system developed by Ripple Labs Inc. to support payment settlement system by blockchain.
(*3)	A decentralized global computing platform that supports smart contract transactions and peer-to-peer applications or “Ether,” the native crypto assets on the Ethereum network.
(*4)	The crypto assets with the balance less than 10% of the total are disclosed in the “Others” category. Within the “Others” category, crypto assets with the highest yen value were IOST amounting to 17,020 million yen and SHIB amounting to 11,126 million yen as of March 31, 2024, and December 31, 2024, respectively.

10.	Crypto asset borrowings

The Group enters into borrowing agreements with customers under the Coincheck Lending program. The Group has control over crypto assets borrowed/deposited under the program. Therefore, the repayment obligation with respect to the crypto assets borrowed/deposited is recorded as “Crypto asset borrowings,” and the corresponding crypto assets received are recognized as inventories in the condensed consolidated interim statements of financial position.

Crypto asset borrowings are initially measured at the fair value of the crypto assets borrowed/deposited. Subsequent to initial recognition, changes in fair value of crypto asset borrowings are recognized in profit or loss in the corresponding period. See Note 12 “Fair value measurement.”

The interest expenses related to crypto asset borrowings, paid in the same cryptocurrency, for the three months ended December 31, 2023, and December 31, 2024, were 9 million yen and 13 million yen, respectively, and the interest expenses related to crypto asset borrowings, paid in the same cryptocurrency, for the nine months ended December 31, 2023, and December 31, 2024, were 23 million yen and 31 million yen, respectively, which were included in “Selling, general, and administrative expenses” in the condensed consolidated interim statements of profit or loss and other comprehensive income. The interest expenses related to crypto asset borrowings for the nine months ended December 31, 2023, and December 31, 2024, are included as an adjustment to reconcile profit (loss) to “Cash flows from operating activities” in the condensed consolidated interim statements of cash flows.

11.	Financial instruments

(1)	The fair values of financial assets and liabilities are determined as below. Information about the fair value hierarchy is described in Note 12 “Fair value measurement.”

(a)	Cash and cash equivalents

Since cash and cash equivalents mainly consist of bank deposits, the carrying amount approximates their fair value.

(b)	Cash segregated as deposits

Cash segregated as deposits includes cash deposited in trust accounts. The carrying amount approximates its fair value.

(c)	Customer accounts receivable, Other financial assets, Deposits received, and Other financial liabilities

The carrying amount of instruments with short-term maturity approximates their fair value. The fair value of instruments with long-term maturity is measured using future cash flows discounted by a rate reflecting the counterparty or the Group’s credibility, which is a reasonable approximation of the carrying amount.

Derivative assets and liabilities are included in “Other financial assets” under current assets and “Other financial liabilities” under current liabilities, respectively. Derivative assets and liabilities mainly represent cryptocurrency leveraged trading with customers which are measured at the fair value using a valuation technique based on the observable prices in the crypto exchange market.

(d)	Warrant liabilities

As part of Thunder Bridge’s IPO, Thunder Bridge issued private and public warrants to third-party investors where each whole warrant entitled the holder to purchase one share of Thunder Bridge’s Class A common stock at an exercise price of USD 11.50 per share. Simultaneously with the closing of the IPO, Thunder Bridge completed the private sale of warrants where each warrant allowed the holder to purchase one share of Thunder Bridge’s Class A common stock at USD 11.50 per share.

In connection with the Reverse Recapitalization, and pursuant to a warrant assumption and amendment agreement, dated as of December 10, 2024, Thunder Bridge private and public warrants were exchanged for Coincheck Parent private and public warrants, respectively, and subject to the same material terms. Upon the completion of the Reverse Recapitalization, there were 4,730,537 public warrants outstanding and 129,611 private warrants outstanding.

The warrants expire on the earlier of the fifth anniversary of the Reverse Recapitalization or the date on which Parent may call the public warrants for redemption (a “Redemption Date”), and will become exercisable at a price of USD 11.50 per share on the date that such underlying Ordinary Shares are registered on an effective registration statement of Coincheck Parent. Coincheck Parent has filed a related Registration Statement on Form F-1 that is pending a declaration of effectiveness by the SEC.

Coincheck Parent may call the public warrants for redemption on a Redemption Date, in whole and not in part, at a price of USD 0.01 per warrant, at any time while the warrants are exercisable and upon not less than 30 days’ prior written notice of redemption to each warrant holder, upon the occurrence of either of the following events:

●	(i) if, and only if, the reported last sale price of the Ordinary Shares equals or exceeds USD 18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other events set forth in the Warrant Agreement) for any 20 trading days within a 30-day trading period ending on the third trading business day prior to the notice of redemption to warrant holders and provided that there is an effective registration statement covering the Ordinary Shares issuable upon exercise of the public warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period; or

●	(ii) if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds USD 10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other events set forth in the Warrant Agreement) for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of Ordinary Shares to be determined by reference to a formula set out in the Warrant Agreement, and if, and only if, the last reported sale price of the Ordinary Shares equals or exceeds USD 18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and other events set forth in the Warrant Agreement) for any 20 trading days within such 30-day reference period, the private warrants are also concurrently redeemed at the same price and terms as the outstanding public warrants (provided that the redemption may be on a cashless basis).

The private warrants are identical to the public warrants in all material respects, except that so long as the private warrants are held by TBCP IV or its permitted transferees, the private warrants (and the Ordinary Shares issuable upon exercise of these warrants) may not be transferred, assigned or sold until March 10, 2025, subject to certain limited exceptions. Additionally, the private warrants may be exercised by the holders on a cashless basis and will not be redeemable (subject to certain limited exceptions), so long as they are held by TBCP IV or its permitted transferees. If the private warrants are held by someone other than TBCP IV or its permitted transferees, such warrants will be redeemable and exercisable by such holders on the same basis as the public warrants.

The private warrants are valued using a Monte Carlo simulation. The assumptions used to value the private warrant liabilities during the period were as follows:

	Initial value
	December 10, 2024		December 31, 2024

Exercise price	USD	11.50	USD	11.50
Share price		12.24		8.89
Volatility		1.00%		29.10%
Expected life (in years)		5.00		4.94
Risk-free rate		4.09%		4.38%
Dividend yield		-		-

The carrying value of the warrant liabilities as of December 31, 2024, is as follows:

	(Millions of yen)
	December 31, 2024
	Private	Public	Total

Initial recognition, December 10, 2024	56	1,781	1,837
Change in fair value	(15)	(447)	(462)
Foreign exchange impact	2	53	55
As of December 31, 2024	43	1,387	1,430

12.	Fair value measurement

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in the fair value hierarchy based on the inputs used in the valuation techniques as follows:

Level 1:	Quoted prices without adjustments in an active market for identical assets or liabilities.

Level 2:	Inputs other than the quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3:	Unobservable inputs for the assets or liabilities.

The level of fair value hierarchy is determined by the lowest-level input that is significant to the measurement of the fair value.

Fair value hierarchy of assets and liabilities measured at fair value on a recurring basis in the condensed consolidated interim statements of financial position is as follows:

As of March 31, 2024

		(Millions of yen)
	Note	Level 1	Level 2	Level 3	Total
Crypto assets held (current assets) (*1)		¥44,207	¥—	¥—	¥44,207
Safeguard assets (*2)		—	649,211	—	649,211
Other financial assets (*3)		2	3	39	44
Total		¥44,209	¥649,214	¥39	¥693,462

Crypto asset borrowings		¥44,020	¥—	¥—	¥44,020
Safeguard liabilities (*2)		—	649,211	—	649,211
Other financial liabilities (*3)		—	1	—	1
Total		¥44,020	¥649,212	¥—	¥693,232

As of December 31, 2024

		(Millions of yen)
	Note	Level 1	Level 2	Level 3	Total
Crypto assets held (current assets) (*1)		¥55,299	¥—	¥—	¥55,299
Safeguard assets (*2)		—	1,033,997	—	1,033,997
Other financial assets (*3)		53	—	50	103
Total		¥55,352	¥1,033,997	¥50	¥1,089,399

Crypto asset borrowings		¥54,971	¥—	¥—	¥54,971
Safeguard liabilities (*2)		—	1,033,997	—	1,033,997
Warrant liabilities: (*4)
Public warrant liabilities	11	1,387	—	—	1,387
Private warrant liabilities	11	—	—	43	43
Total		¥56,358	¥1,033,997	¥43	¥1,090,398

(*1)	Crypto assets held (current assets) consist of cryptocurrencies for facilitating customer transactions.
(*2)	The Group has an obligation to safeguard customer crypto assets, such as cryptocurrencies and NFTs, from loss or theft, and the Group records its obligation as safeguard liabilities in the condensed consolidated interim statements of financial position. The Group also recognizes corresponding assets as safeguard assets in the condensed consolidated interim statements of financial position. In order to measure safeguard liabilities and safeguard assets, the Group refers to quoted prices of the crypto assets traded in markets, which consist of major third-party exchanges for cryptocurrencies and the Group’s marketplace or other markets for NFTs. The prices are observable in those markets. Accordingly, the fair values of both safeguard liabilities and safeguard assets are classified as Level 2 in the fair value hierarchy under IFRS 13, Fair Value Measurement.
(*3)	Derivative assets and derivative liabilities are included in “Other financial assets” and “Other financial liabilities” as Level 2 according to the recent transaction prices as of March 31, 2024.

Other financial assets categorized into Level 3 are equity investments in nonlisted entities by using the valuation method based on net assets adjusted by items that are necessary for fair value measurement purposes. The changes in fair value are recognized through other income and expenses. The valuation policy and procedures are set by the Group, and the valuation results are reviewed and approved by the CFO.

(*4)	See Note 11 for more information on Warrant liabilities

The following table presents a reconciliation of other financial assets measured at fair value on a recurring basis using significant unobservable inputs:

	(Millions of yen)
	For the three and nine months ended December 31,
	2023	2024
Balance, beginning of period	¥40	¥39
Fair value recorded in connection with acquisition	9	21
Change in fair value	-	(0)
Settlement	-	(10)
Balance, end of period	¥49	¥50

There were no transfers between levels for the three and nine months ended December 31, 2023, and December 31, 2024.

As of March 31, 2024

There were no assets or liabilities measured at fair value on a nonrecurring basis as of March 31, 2024.

As of December 31, 2024

There were no significant assets measured at fair value on a nonrecurring basis as of December 31, 2024. For the borrowings from Monex Finance Corporation of 2,526 million yen, carrying value approximates fair value given the market interest rate and short duration.

13.	Equity

Authorized share capital

Under Dutch law, the authorized share capital of a public limited liability company is the maximum capital that Coincheck Parent may issue without amending the Group Articles of Association. At least one-fifth of the authorized share capital must at all times be issued. Pursuant to the Group Articles of Association, as of the consummation of the Reverse Recapitalization, Coincheck Parent’s authorized share capital is €4,000,000, divided into 400,000,000 Ordinary Shares with a nominal value of €0.01 each.

Issued share capital

For each of the periods presented, the following table shows the number of Coincheck Parent shares outstanding; this table has been recasted for the effect of the Reverse Recapitalization:

	(Millions of yen)
	March 31, 2024 (as recasted)		December 31, 2024
	Number	Ordinary Share	Number	Ordinary Share
	of shares	capital	of shares	capital
Former Coincheck shareholders	122,587,617	196	122,587,617	196
Issuance of shares in Reverse Recapitalization	-	-	7,115,458	15
Total Ordinary Shares Issued and Outstanding	122,587,617	196	129,703,075	211

Non-Redemption Agreement

On December 4, 2024, Coincheck Group B.V. and Thunder Bridge entered into the Non-Redemption Agreement with Ghisallo, pursuant to which Ghisallo agreed not to redeem (or to validly rescind any redemption requests on) an aggregate of 973,000 Thunder Bridge Public Shares (the “Non-Redemption Shares”) in connection with the Special Meeting. In exchange for the foregoing commitments not to redeem the Non-Redemption Shares, Thunder Bridge paid Ghisallo an amount equal to the product of (x) the number of Non-Redemption Shares and (y) the price at which each Thunder Bridge Public Share was redeemed in connection with the special meeting (the “Redemption Price”). For 90 days following the closing of the Reverse Recapitalization (the “Maturity Date”), if Ghisallo sells any Non-Redemption Shares, Ghisallo agrees to pay to Coincheck Parent an amount equal to the Redemption Price multiplied by the number of such Non-Redemption Shares sold. On the Maturity Date, Ghisallo agreed to transfer to Coincheck Parent, at no cost to Coincheck Parent and free and clear of any liens or encumbrances, any Non-Redemption Shares still retained by it. The Group considered this transaction to be an equity transaction in accordance with IAS 32, Financial Instruments: Presentation, whereas cash paid to Ghisallo was treated as an equity distribution and subsequent cash receipts as equity contributions. As of December 31, 2024, the Group received 202 million yen from this arrangement, which has been recorded to capital surplus in the condensed consolidated interim statement of changes in equity. As a result, 856,242 Non-Redemption Shares were held by Ghisallo as of December 31, 2024.

14.	Earnings per share

The bases for calculating basic earnings (losses) per share and diluted earnings (losses) per share for the three and nine months ended December 31, 2023 and 2024, are as follows:

	(Millions of yen, except share data)
	For the three months ended December 31,		For the nine months ended December 31,
	2023	2024	2023	2024
Net profits (losses) for the period attributable to owners of Coincheck Parent	¥397	¥(15,445)	¥15	¥(14,992)
Basic and diluted net earnings (losses) per share	¥3.24	¥(124.32)	¥0.12	¥(121.76)
Weighted-average number of shares, basic and diluted	122,587,617	124,229,646	122,587,617	123,130,979

Weighted-average number of shares has been recasted to reflect the Reverse Recapitalization. Basic net earnings (losses) per share are computed by dividing net loss by the weighted-average number of shares of Ordinary Shares outstanding during each period. It excludes the dilutive effects of any potentially issuable common shares (i.e., warrants). Diluted net loss per share is calculated by including any potentially dilutive share issuances in the denominator. For the three and nine months ended December 31, 2023 and 2024, all potentially dilutive securities were not included in the calculation of diluted net income (loss) per share as their effect would be anti-dilutive.

15. Related parties

Below are the related-party balances as of March 31, 2024, and December 31, 2024:

			(Millions of yen)
Type of related party	Name of related party	Detail of transaction	Outstanding balance as of March 31, 2024	Outstanding balance as of December 31, 2024
Subsidiaries of parent company	Monex Finance Corporation	Borrowing (*4)	¥—	¥2,526
	Monex Group, Inc.	Business management service (*2)	125	—
	Monex, Inc.	Provision of sales service	4	5
	Monex Crypto Bank, Inc.	Safeguard liabilities	72	82
	Monex, Inc.	Derivative transaction (*5)	2	—
Related party to the SPAC	TBCP IV, LLC	Promissory note (6*)	—	47

Below is the related-party transaction impact on the condensed consolidated interim statements of profit or loss and other comprehensive income for the three and nine months ended December 31, 2024:

			(Millions of yen)
Type of related party	Name of related party	Detail of transaction	For the three months ended December 31,		For the nine months ended December 31,
			2023	2024	2023	2024
Key management	The managing directors of Coincheck	Transaction revenue (*1)	¥—	¥1	¥—	¥1
Parent company	Monex Group, Inc.	Business management service fee (*2)	112	140	237	397
Subsidiaries of parent company	Monex, Inc.	Transaction revenue (*1)	—	1,285	—	4,319
	Monex, Inc.	Provision of sales service	6	10	16	34
	Monex, Inc.	Derivative gains (*5)	8	—	42	—
	Monex Crypto Bank, Inc.	Transaction revenue (*1)	5	11	10	38

Notes:

(*1)	Certain of Coincheck’s managing directors and related parties purchase or sell crypto assets on Coincheck’s marketplace platform. The transactions for the three and nine months ended December 31, 2024, were made on terms equivalent to those that prevail in arm’s-length transactions. The Group recognized the corresponding transaction revenue amounting to 1,285 million yen and 4,319 million yen for the three and nine months ended December 31, 2024, respectively. The Group did not recognize transaction revenue for the three or nine months ended December 31, 2023.
(*2)

Business management service fee represents the considerations for guidance and support on general management and other consulting services provided by Monex, the parent company of Coincheck (prior to the Business Combination). The services include support on registration of cryptocurrency exchange business and negotiation with the Financial Services Agency necessary for continuing registration, assistance in cyber security risk management, and maintaining relationship with relevant financial institutions. According to the business management service fee agreements, the considerations were calculated based on 5% of Coincheck’s total revenue net of cost of sales (variable fees). This agreement was terminated in November 2024.

(*3)

Coincheck entered into a line of credit with Monex Finance Corporation, with aggregate commitments as of March 31, 2024 and December 31, 2024 of 6,000 million yen and 6,000 million yen, respectively. No amounts were outstanding under this arrangement as of March 31, 2024 or December 31, 2024, after drawing down and subsequently repaying ¥6,000 million in June of 2024.

(*4)

Coincheck Parent entered into its own commitment line contract of 2,540 million yen as a debtor with Monex Finance Corporation as of December 31, 2024, for the purpose of operating capital. As of December 31, 2024, the balance outstanding under this was 2,526 million yen.

(*5)	The derivative transaction is a forward exchange transaction between the USD and the Japanese yen. Realized gain of 8 million yen and 42 million yen recognized in the statement of profit or loss and other comprehensive income is included in the “Transaction amount” of the derivative transaction for the fiscal three and nine months December 31, 2023, respectively. 2 million yen shown in “Outstanding balance” is the fair value gain of the foreign exchange forward transaction that was not closed as of March 31, 2024, with the principal amount of 43 million yen. As of December 31, 2024, this has been closed.
(*6)

On March 25, 2022, Thunder Bridge executed a promissory note, representing a working capital loan from TBCP IV, for TBCP IV to loan funds to Thunder Bridge for up to USD 1,500,000. As of December 31, 2024, USD 300,791 was outstanding under the promissory note. This amount is converted to 47 million yen as of December 31, 2024, in the condensed consolidated interim statement of financial position. This note was fully repaid in January 2025.

16.	Commitments and contingencies

(1)	Purchase commitments

The contractual commitment amount related to the lease contract was 65 million yen and nil as of March 31, 2024, and December 31, 2024, respectively.

(2)	Availability under committed credit lines

The Group had committed credit lines from Monex Finance Corporation and JSF Trust and Banking Co., Ltd. for the purpose of stable operating capital in the year ended March 31, 2024, and in the nine months ended December 31, 2024. The undrawn commitments on these credit lines were as follows:

	(Millions of yen)
	As of March 31, 2024	As of December 31, 2024
Total amount of committed lines	¥6,200	¥9,040
Borrowings	—	2,526
Balance of undrawn commitment lines	¥6,200	¥6,514

(3)	Contingencies

In general, litigation has uncertainties and, therefore, it is difficult to make a reliable estimate on the financial impact of potential outflows embodying economic benefits. Provisions are not recognized if they are not likely to generate potential outflows embodying economic benefits or if the financial impact cannot be estimated reliably. The possibility of any outflows in settlements regarding the lawsuits in dispute with the Group is remote.

In January 2018, Coincheck’s NEM hot wallet was hacked and it lost 526.3 million NEM, or ¥46.6 billion, of customer funds. Although Coincheck compensated customers who were adversely affected by this cybersecurity incident, it was subject to lawsuits relating to the calculation of the compensation provided. Some of these lawsuits have been resolved by judgment or alternative dispute resolution[, but as of December 31, 2024 [there is one remaining lawsuit demanding approximately ¥5 million]. After evaluating the remaining claims and the potential outcomes with external advisors, the Group has determined not to provide a litigation reserve with respect to these remaining claims. The Group has subsequently invested in strengthening its cybersecurity and has become subject to operating procedures, including regulations for the custody of customer crypto assets, subsequently implemented by the JVCEA.

17.	Supplemental cash flow information

(1)	Reconciliation of liabilities arising from financing activities

The changes in liabilities to cash flows arising from financing activities are as follows:

As of and for the nine months ended December 31, 2023

	(Millions of yen)
	Loans	Lease liabilities	Total
As of March 31, 2023	¥—	¥350	¥350
Proceeds from short-term loans	1,000	—	1,000
Repayments of short-term loans	(1,000)	—	(1,000)
Repayments of lease obligations	—	(182)	(182)
Total changes from financing cash flows	—	(182)	(182)
Modification of lease term	—	(81)	(81)
New lease contract	—	1,719	1,719
Interest expenses	0	1	1
Interest expenses paid	(0)	(1)	(1)
Total liability-related other changes	—	1,638	1,638
As of December 31, 2023	¥—	¥1,806	¥1,806

As of and for the nine months ended December 31, 2024

	(Millions of yen)
	Loans	Lease liabilities	Total
As of March 31, 2024	¥—	¥1,661	¥1,661
Proceeds from short-term loans	1,300	—	1,300
Repayments of short-term loans	(1,300)	—	(1,300)
Repayments of lease obligations	—	(290)	(290)
Proceeds from loan from related party	8,522	—	8,522
Repayments of loan from related party	(6,081)	—	(6,081)
Total changes from financing cash flows	2,441	(290)	2,151
Interest expenses	4	8	12
Interest expenses paid	(4)	(8)	(12)
Total liability-related other changes	—	—	—
As of December 31, 2024	¥2,441	¥1,371	¥3,812

(2)	Major noncash transactions

The noncash investing and financial transactions mainly include right-of-use assets obtained in exchange for lease liabilities pertaining to modification of lease term and a new lease contract amounting to 1,719 million yen and nil for the nine months ended December 31, 2023 and 2024, respectively, as well as the warrant and other liabilities assumed in the Business Combination amounting to 2,347 million yen for the nine months ended December 31, 2024.

18.	Events after the reporting date

There were no events after the reporting date and until through the date when the condensed consolidated interim financial statements were authorized for issue that would require adjustment to these condensed consolidated interim financial statements or disclosure.

COINCHECK MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context otherwise requires, all references in this section to “we,” “us,” or “our” refer to Coincheck, Inc. prior to the closing of the Business Combination and Coincheck Group N.V. and subsidiaries after closing.

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated interim financial statements as of and for the three and nine months ended December 31, 2024, and related notes contained therein. Our condensed consolidated interim financial statements are prepared in accordance with IFRS, which differs in certain significant respects from accounting principles generally accepted (GAAP) in other jurisdictions, including U.S. GAAP and Japanese GAAP. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control, which could cause actual results or events to differ materially from those presently anticipated as a result of many factors, including but not limited to the following risks and uncertainties:

●	A delay or failure to realize the expected benefits from the Business Combination.

●	Our total revenue is substantially dependent on the prices of crypto assets and volumes of transactions conducted on our marketplace platform. If such prices or volumes decline, our business, operating results, and financial condition would be adversely affected, as well as our stock price following the listing of our shares.

●	Our operating results are expected to significantly fluctuate from period to period.

●	If the utility and usage of crypto assets, the development of which is difficult to predict, do not grow as we expect, our business, operating results, and financial condition could be adversely affected.

●	Changes in economic conditions and consumer sentiment in Japan could cause demand for our products and services to be lower than we anticipate.

●	Cyberattacks and security breaches of our cryptocurrency exchanges or NFT Marketplace, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

●	Due to our limited operating history, it may be difficult to evaluate our business and future prospects, and we may not be able to achieve or maintain profitability in any given period.

●	The majority of our revenue is from transactions in certain crypto assets, such as Bitcoin, Ethereum, or other specific crypto assets. If demand for any particular crypto asset declines and is not replaced by new demand, our business, operating results, and financial condition could be adversely affected.

●	We are subject to extensive regulation in the United States and Japan and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our brand, reputation, business, operating results, and financial condition.

●	We could be subject to administrative sanctions, including fines, or legal claims if we are found to have offered services in violations of the laws of jurisdictions other than Japan or to have violated international sanctions regimes.

●	We operate in a highly competitive industry and our business, operating results, and financial condition may be adversely affected if we are unable to respond to and compete against our competitors effectively.

●	We compete against a growing number of decentralized and noncustodial platforms and our business may be adversely affected if we fail to compete effectively against them.

●	If we cannot keep pace with rapid industry changes to provide new and innovative products and services, the use of our products and services, and consequently our total revenue, could decline, which could adversely impact our business, operating results, and financial condition.

●	We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate this material weakness, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal control over financial reporting, this may impair our ability to produce timely and accurate financial statements or comply with applicable laws and regulations, which may adversely affect investor confidence.

●	A particular crypto asset’s status as a “security” in any relevant jurisdiction remains subject to a high degree of uncertainty.

●	We also operate Coincheck NFT Marketplace, which may expose us to legal, regulatory, and other risks that could adversely affect our business, operating results, and financial condition.

●	We currently rely on third-party service providers for certain aspects of our operations, and any interruptions in services provided by these third parties may impair our ability to support our customers.

●	Any significant disruption in our products and services, in our information technology systems, or in any of the blockchain networks we support could result in a loss of customers or funds and adversely impact our brand and reputation and our business, operating results, and financial condition.

●	We suffered a significant loss of customer funds due to hacking in 2018, and any future failure to safeguard and manage our customers’ crypto assets could adversely impact our business, operating results, and financial condition.

●	The loss or destruction of private keys required to access any crypto assets held in custody for our customers may be irreversible. If we are unable to access private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses.

●	If we fail to retain existing customers or add new customers, or if our customers decrease their level of engagement with our products, services, and platform, our business, operating results, and financial condition may be significantly harmed.

●	Many of our customers are first-time users and our trading volumes and revenues could be reduced if these customers stop trading crypto assets altogether or stop using our cryptocurrency exchanges for their trading activities.

●	If we expand our international activities, our obligations to comply with the laws, rules, regulations, and policies of a variety of jurisdictions will increase and we may be subject to investigations and enforcement actions by non-Japanese regulators and governmental authorities.

●	We may suffer losses due to staking and other related services that we have provided or may provide in the future to our customers.

●	We may be exposed to transactional losses due to charge-backs as a result of fraud or uncollectibility that may adversely impact our business, operating results, and financial condition.

●	We may make acquisitions and investments which could require significant management attention, disrupt our business, result in dilution to our shareholders, and adversely affect our financial results.

●	If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.

●	Our key business metrics and other estimates are subject to inherent challenges in measurement, and our business, operating results, and financial condition could be adversely affected by real or perceived inaccuracies in those metrics.

●	Unfavorable media coverage could negatively affect our business.

●	Our cryptocurrency exchanges or NFT marketplace may be exploited to facilitate illegal activity, such as fraud, money laundering, gambling, tax evasion, and scams. If any of our customers use our cryptocurrency exchanges and NFT marketplace to further such illegal activities, our business could be adversely affected.

●	Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our reputation, operating results, and financial condition.

●	We may suffer losses due to abrupt and erratic market movements.

For additional information on these and other factors that could cause our actual results to differ materially from expected results, please see the discussion of “Risk Factors” and other information in our other filings with the SEC, as such factors may be updated from time to time in our periodic filings with the SEC, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included herein are made only as of the date hereof and we undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Overview

We believe we are a leader in the Japanese cryptocurrency industry and are primarily engaged in providing a crypto asset marketplace for retail investors. We offer our customers a multicurrency crypto marketplace with a deep pool of liquidity for trading crypto assets through our user-friendly applications, along with an exchange platform and several other retail-focused crypto services, such as Coincheck Periodic Purchases. We had 24.3% market share by trading volume as of December 31, 2024, according to the JVCEA and 18.6% of the market share for retail users by number of verified accounts in Japan. As of December 31, 2024, our number of verified accounts exceeds 2.2 million, and approximately 51% of these accounts are held by customers under 40.

For the nine months ended December 31, 2024 and 2023, 99.4% and 99.5%, respectively, of our total revenue consisted of transaction revenue generated from trades of customers and cover counterparties on our marketplace platform business, where we take a bid-ask spread on all customer trades on such platform and offer 29 different crypto assets as of December 31, 2024. As of December 31, 2024, more than 90% of our users utilize our mobile trading application for our marketplace, while the remaining users utilize our desktop trading application. We also operate an exchange platform targeted at more experienced users that mediates order books between such users for a more limited number of crypto assets and for which we generally do not charge a commission on each transaction.

We believe that we are one of the leading innovators within the Japanese crypto markets. In 2021, we introduced an NFT platform and conducted the country’s first IEO.

The growth of crypto assets and crypto markets has come in waves aligned with crypto asset price cycles, which tend to be volatile and draw new customers, investments, and developers into the crypto ecosystem. For example, according to closing day pricing information from CoinMarketCap, as the price of Bitcoin increased from approximately ¥432,000 during March 2020 to more than ¥3,000,000 in December 2020 to new all-time highs of more than ¥7,500,000 in November 2021, we experienced a corresponding increase in the usage on our marketplace platform. However, the price of Bitcoin fell to approximately ¥5,330,000 as of December 31, 2021, and was approximately ¥5,550,000 as of March 31, 2022, before falling further to approximately ¥3,800,000 as of March 31, 2023. These price trends and other uncertainties affecting the global crypto markets adversely affected trading volume on our marketplace platform in the fiscal year ended March 31, 2023, contributing to a sharp decline in total revenue and recognition of a net loss for the fiscal year. Although the price of Bitcoin increased to approximately ¥5,960,000 as of December 31, 2023, and has been on a general trend upwards since, with prices reaching record highs at approximately ¥10,800,000 as of March 31, 2024, and remaining at relatively stable levels since then despite dropping slightly to approximately ¥9,790,000 as of December 31, 2024, there have been a number of major crypto asset price cycles over the past decade, and price cycles continue to be volatile.

Due to the highly volatile nature of crypto asset prices and trading activity, historically our operating results have fluctuated significantly from quarter to quarter in line with market sentiment and trading activity.

As of December 31, 2024, our customer assets (IFRS) were ¥1,096 billion, and our marketplace trading volume during the nine months ended December 31, 2024, was ¥245.6 billion.

For the three months ended December 31, 2024, our total revenue was ¥123,104 million; our net loss was ¥15,445 million; EBITDA, a non-IFRS measure, was a loss of ¥14,751 million; and adjusted EBITDA, a non-IFRS measure, was ¥2,767 million. For the nine months ended December 31, 2024, our total revenue was ¥268,751 million; our net loss was ¥14,992 million; EBITDA, a non-IFRS measure, was a loss of ¥13,749 million; and adjusted EBITDA, a non-IFRS measure, was ¥4,031 million. See “— Key Business Metrics and Trends — Non-IFRS Financial Measures” below for information regarding our use of EBITDA and a reconciliation of net profit, the most directly comparable IFRS measure, for the year to EBITDA.

Monthly KPIs

The below table shows monthly operating data from January 2023 to December 2024:

	January 2023	February 2023	March 2023	April 2023	May 2023	June 2023
	(Millions of yen, except number of verified accounts)
Exchange trading volume(1)	¥127,100	¥155,880	¥246,434	¥161,783	¥149,721	¥180,541
Marketplace trading volume	¥8,269	¥8,208	¥13,818	¥10,699	¥7,873	¥11,659
J-GAAP customer assets(2)	¥268,707	¥293,465	¥343,971	¥350,930	¥339,201	¥362,200
Number of verified accounts	1,784,789	1,791,980	1,802,203	1,810,351	1,820,242	1,830,148

	July 2023	August 2023	September 2023	October 2023	November 2023	December 2023
	(Millions of yen, except number of verified accounts)
Exchange trading volume(1)	¥153,038	¥135,468	¥107,179	¥196,954	¥264,854	¥291,973
Marketplace trading volume	¥14,361	¥11,061	¥9,140	¥16,366	¥18,190	¥24,101
J-GAAP customer assets(2)	¥377,833	¥345,872	¥350,553	¥413,294	¥440,822	¥468,418
Number of verified accounts	1,844,687	1,855,980	1,864,765	1,872,825	1,884,184	1,898,785

	January 2024	February 2024	March 2024	April 2024	May 2024	June 2024
	(Millions of yen, except number of verified accounts)
Exchange trading volume(1)	¥343,496	¥368,272	¥625,319	¥463,858	¥314,754	¥271,697
Marketplace trading volume	¥24,808	¥31,102	¥55,208	¥28,222	¥23,112	¥21,659
J-GAAP customer assets(2)	¥476,128	¥669,686	¥744,201	¥658,150	¥736,851	¥747,890
Number of verified accounts	1,915,646	1,935,987	1,981,152	2,014,832	2,040,838	2,060,379

	July 2024	August 2024	September 2024	October 2024	November 2024	December 2024
	(Millions of yen, except number of verified accounts)
Exchange trading volume(1)	¥371,801	¥411,847	¥278,985	¥324,265	¥728,271	¥621,560
Marketplace trading volume	¥22,725	¥18,992	¥13,412	¥18,916	¥50,405	¥48,116
J-GAAP customer assets(2)	¥750,365	¥635,917	¥669,358	¥735,675	¥1,106,688	¥1,142,224
Number of verified accounts	2,077,756	2,090,251	2,110,974	2,110,974	2,152,448	2,197,619

(1)	Monthly exchange trading volume, as set forth in the table above, includes trading between matched sellers and purchasers but does not include transactions in which we are a party (including purchases and sales with cover counterparties). Monthly exchange trading volume data reflects trading volume by sellers and purchasers on a gross basis, and we do not collect monthly data that includes purchases and sales with cover counterparties as the above data is based on information that we are required to prepare for purposes of monthly reporting to the JVCEA using the calculation methods they prescribe.

(2)	J-GAAP customer assets = crypto currencies deposited by customers + fiat currency deposited by customers. J-GAAP customer assets are derived from monthly data prepared for management for purposes of understanding internal performance metrics, and such figures had not been prepared under IFRS basis and do not include NFTs deposited by customers.

Key Business Metrics and Trends

In addition to our financial results, we use the following business metrics to evaluate our business, measure our performance, identify trends affecting our business, and make strategic decisions:

Verified Users

Verified users represent users who have fully completed the applicable KYC procedures with us. Accordingly, there should only be one account per user. The verified user total is adjusted for accounts that are subsequently closed, but not for those that are inactive. Our verified users increased sequentially for all quarters beginning from the three months ended June 30, 2019, until the three months ended September 30, 2022, primarily due to growth in our products and services and the overall increase in interest in BTC, Ethereum, and other crypto assets in Japan. As of December 31, 2024, our number of verified accounts was approximately 2.2 million after deducting the number of closed accounts. Verified user metrics are used as a key performance indicator in our business management process because our current businesses principally serve retail users. We are able to compare our number of verified users against industry data compiled by the JVCEA to assess our competitive position. In addition, our definition of verified users may be revised in the future in accordance with any revisions in the KYC/AML procedures required in Japan.

Verified Users

Source:	Public information made available by the JVCEA.

Monthly Users

Monthly users represent our verified users with at least one transaction on either our marketplace or exchange platforms, including the buying or selling of a crypto asset or the depositing or withdrawing of crypto assets or funds, in the prior calendar month and constitute the active transacting base of retail users on our cryptocurrency exchanges. Monthly users drive retail trading volume, and growth in our monthly users has historically been correlated with both the price of Bitcoin, Ethereum, and other crypto assets and volatility within the crypto asset market. We have aimed to expand our revenue opportunities by adding new cryptocurrencies to give more investment options and promote cryptocurrency trading for retail investors in recent years. Our number of monthly users was on a declining trend since its peak in the first quarter of the fiscal year ended March 31, 2022; however, from the third quarter of the fiscal year ended March 31, 2024, we have seen an increase in the number of monthly users. Our number of monthly users was approximately 141,000 for the fiscal year ending March 31, 2025.

Monthly Users

Source:	Coincheck internal data.

Customer Assets (by Currency)

Customer assets is a measure of the scale of total value held on our cryptocurrency exchanges as of the period indicated. We believe that customer assets reflect the trusted nature of our cryptocurrency exchanges and services. The value of our customer assets is driven by the price, quantity, and type of crypto assets held by customers. Customer assets include cash deposited by customers, which is segregated in a money trust with a trust bank, and customers’ crypto assets, for which we maintain custody and a corresponding safeguard liability is recorded in our condensed consolidated interim statements of financial position.

Changes in the price and quantity, particularly for Bitcoin and Ethereum, or type of crypto assets held on our cryptocurrency exchanges can result in growth or decline in customer assets within a particular period. For example, we could see an increase in the quantity of assets held on our cryptocurrency exchanges — measured in units of crypto assets or fiat currencies — but the value of customer assets could decline if the corresponding price of a crypto asset declines. Conversely, customer assets can increase in a particular period despite a decline in the quantity of assets held on our cryptocurrency exchanges if the decline is offset by rising crypto asset prices.

Our ability to safeguard our customers’ crypto assets is also an important factor, since any inability to do so could result in our customers losing trust in our services, the withdrawal of customer assets, or a reduction in the deposit of customer assets. We work continuously to comply with applicable safeguarding measures to ensure that customer assets are protected. We provide custody services to our customers for their crypto assets. As of March 31, 2024, and December 31, 2024, we recognized ¥649,211 million and ¥1,033,997 million, respectively, of safeguard liabilities in our condensed consolidated interim statements of financial position with respect to such custody obligations, which correspond to the amount of crypto assets deposited by our customers, excluding any crypto assets our customers have lent to us. In addition to such deposited crypto assets we hold in custody, total customer assets include fiat currency amounts deposited by customers.

Because the amount and value of our customer assets are driven by multiple factors, some of which are market dependent, this metric has fluctuated in recent periods. For example, during our fiscal year ended March 31, 2022, we saw decreases in our customer assets when crypto asset prices, in particular those of Bitcoin and Ethereum, declined between April and July, and increases when such crypto asset prices temporarily recovered in November 2021. According to closing day pricing information from CoinMarketCap, the price of Bitcoin and Ethereum reached their lowest levels during the fiscal year of approximately ¥3,260,000 and ¥196,000, respectively, in July 2021, while the price of Bitcoin and Ethereum reached their highest levels during the same fiscal year of approximately ¥7,667,000 and ¥546,000, respectively, in November 2021. However, despite these short-term fluctuations, our customer assets (IFRS) grew to ¥485 billion as of March 31, 2022, driven by growth in the price, quantity, and types of crypto assets we support. We also saw significant growth in other crypto assets during these periods, primarily XRP and IOST. As of March 31, 2024, our customer assets (IFRS) grew further still to ¥708 billion, of which ¥54 billion of customer assets (IFRS) consisted of XRP while ¥17 billion consisted of IOST. As of December 31, 2024, our customer assets (IFRS) continued to grow to ¥1,096 billion, of which ¥198 billion of customer assets (IFRS) consisted of XRP while ¥9 billion consisted of IOST.

J-GAAP Customer Assets and NFTs Deposited by Customers (1)

(1)	Calculated by adding the amount of J-GAAP customer assets and the amount of NFTs deposited by customers. J-GAAP customer assets are derived from monthly data prepared for management for purposes of understanding internal performance metrics, and such figures had not been prepared under IFRS basis and do not include NFTs deposited by customers.

Source:	Coincheck internal data.

Trading Volume (by Currency)

The trading volume of our customers is directly correlated with our revenue and is influenced by both price and volatility of Bitcoin, Ethereum, and other crypto assets. We have experienced periods of low and high trading volume, and therefore revenue, driven by periods of rising or declining crypto asset prices and/or lower or higher volatility within the crypto asset market. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher trading volume on both our marketplace and exchange platforms.

There are a number of factors that contribute to changes in price and volatility of a given crypto asset, including, but not limited to, changes in the supply and demand for a particular crypto asset; crypto market sentiment; macroeconomic factors; utility of a particular crypto asset; and other events, such as exchange outages or social media commentary. Market participation by well-known investors can also affect consumer sentiment. For example, over the course of 2020 and 2021, we observed institutions, such as Square, Inc., invest in Bitcoin at an accelerated rate.

Occasionally, planned network events, such as an airdrop, where the network provides holders of a particular crypto asset with a reward, or a “halving,” when the reward for validating transactions for a crypto network is reduced by half, can lead to shifts in customer interest in a specific crypto asset. Event-driven changes in customer interest tend to be temporary, and as a result, our financial performance following such events may not be indicative of future operating performance or financial condition.

The following table shows the trading volume by currency on our marketplace platform for each quarter:

	For the three months ended
	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023
	(Billion yen)
BTC	¥13.1	¥14.8	¥15.3	¥13.6
ETH	6.9	6.6	7.5	10.6
XRP	3.2	3.5	3.2	5.6
IOST	1.5	1.8	1.0	0.8
ENJ	0.5	0.7	0.4	0.3
LTC	0.5	0.6	0.5	0.7
SAND	0.5	0.6	0.4	0.4
XLM	0.4	0.4	0.3	0.5
XEM	0.3	0.3	0.2	0.2
BCH	0.2	0.2	0.5	0.7
BAT	0.1	0.2	0.1	0.1
OMG	0.1	0.2	0.3	0.2
DOT	0.2	0.2	0.1	0.1
QTUM	0.1	0.1	0.1	0.1
MONA	0.0	0.1	0.1	0.1
LSK	0.1	0.1	0.1	0.1
ETC	0.0	0.0	0.0	0.0
FCT	0.0	0.0	0.0	0.0
Total	27.7	30.4	30.1	34.1

	For the three months ended
	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(Billion yen)
BTC	¥26.7	¥51.4	¥33.4	¥27.2	¥45.5
ETH	19.1	26.5	17.9	16.0	24.8
XRP	4.5	7.4	6.4	5.1	24.7
IOST	1.3	2.3	1.2	0.4	0.9
ENJ	0.3	0.6	0.2	0.1	0.1
LTC	0.4	0.9	0.4	0.3	1.1
SAND	0.6	0.8	0.4	0.2	1.3
XLM	0.3	0.5	0.2	0.2	3.7
XEM	0.0	0.0	0.6	0.0	0.0
BCH	0.4	2.0	1.8	0.7	1.4
BAT	0.1	0.2	0.1	0.1	0.3
OMG	0.0	0.0	0.0	0.0	0.0
DOT	0.3	0.8	0.4	0.2	0.7
QTUM	0.1	0.3	0.2	0.1	0.3
MONA	0.1	0.3	0.1	0.1	0.2
LSK	0.1	0.3	0.2	0.0	0.0
ETC	0.0	0.0	0.0	0.0	0.0
FCT	0.0	0.0	0.0	0.0	0.0
WBTC	0.1	0.2	0.1	0.0	0.1
AVAX	0.9	1.8	0.8	0.4	1.0
SHIB	1.3	10.8	5.1	2.4	5.8
FNCT	0.0	1.0	0.2	0.1	0.4
BRIL	0.0	0.0	1.7	0.4	0.5
BC	0.0	0.0	0.0	0.0	1.1
Total	56.6	108.1	71.4	54.0	113.9

IEO Revenue

We launched our IEO platform, Coincheck IEO, in July 2021, which is the first of its kind in Japan, and completed our first IEO under this platform shortly thereafter. We collaborated with Hashpalette Inc. to complete the first IEO for Palette Token, an ERC-20 utility token that can be used on Palette, which is a blockchain platform for manga, anime, music, and other forms of multimedia content. We charge fees to companies seeking to list on our exchange using our IEO platform, including a certain proportion of the tokens to be sold on the exchange. As a result, commissions received from the issuer and customers, including the fair value of the tokens received as commission, were ¥273 million and ¥256 million, respectively, and these amounts were recorded in commissions received for the years ended March 31, 2022 and 2023, respectively. In the year ended March 31, 2024, we did not receive any commissions. In the nine months ended December 31, 2024, we recorded ¥397 million of commissions attributable to IEOs.

Factors Affecting Our Results of Operations

The success and historical growth of our business as well as our financial condition and operating results have been and will continue to be affected by a number of factors described in more detail below.

Price and volatility of crypto assets

In the year ended March 31, 2024, and in the nine months ended December 31, 2024, 99.6% and 99.5%, respectively, of our total revenue consisted of transaction revenue generated from trades of customers and cover counterparties on our marketplace platform business. As a result, our total revenue is highly correlated with the price and volatility of crypto assets. There are a number of factors that contribute to changes in crypto asset prices and volatility, including, but not limited to, changes in the supply and demand for a particular crypto asset; overall crypto market sentiment; macroeconomic factors; the utility of a particular crypto asset; and other events, such as exchange outages, social media commentary, and government policies.

Adoption of crypto assets and offering of new crypto assets

Our financial performance is dependent on the continued growth-in-interest and adoption of crypto assets by investors in Japan. Moreover, our growth strategy depends on our continued ability to add customers, expand the breadth of crypto assets on our cryptocurrency exchanges, and launch innovative products.

The number of crypto assets that are tradeable on our cryptocurrency exchanges has increased over time, and we offer 29 different crypto assets on our marketplace platform as of December 31, 2024, an increase from 28 different crypto assets as of September 30, 2024. We only offer trading in crypto assets which have been approved for trading by crypto asset exchange service providers under the guidelines of the JVCEA. Our overall trading volume, and in particular our altcoin trading volume, grew dramatically from March 2020 to April 2021 as prices of crypto assets increased strongly, which drove our prior growth and profitability. While the average of Bitcoin and Ethereum trading volume of the total trading volume within the cryptocurrency industry as a whole in Japan (according to the JVCEA data that includes all types of exchanges) was approximately 73% and 12%, respectively, for the year ended March 31, 2024, and 71% and 12%, respectively, for the nine months ended December 31, 2024, our trading volume of Bitcoin and Ethereum on our marketplace platform was 46% and 27%, respectively, for the year ended March 31, 2024, and 43% and 24%, respectively, for the nine months ended December 31, 2024. We believe that our high share of altcoin trading volume and market share, which is higher than the industry average within Japan and higher than other global cryptocurrency exchange platforms, demonstrates the uniqueness of our marketplace platform and helps us to retain customers from switching to other trading marketplaces.

Over time, we have observed a positive trend in the total market capitalization of crypto assets which indicates increased adoption. However, these historical trends are not indicative of future adoption, and it is possible that the adoption of crypto assets and blockchain technology may slow, take longer to develop, or never be broadly adopted, which would negatively impact our business and operating results.

Offering leading technology and providing successful products and services

We believe that the development of new products and services to enhance the value proposition of our cryptocurrency exchanges for our customers is important in maintaining our existing customer base as well as reaching new customer segments. We are continually focused on having leading UI/UX-design features and utilizing our mobile application to attract and engage retail users as customers’ first access point to trading of crypto assets.

We also focus on offering distinct trading services on our two separate platforms that target different segments of users, our marketplace platform and our exchange platform. Each of these platforms was designed independently, provides different functionalities and has different features. We are also focused on our easy-to-use infrastructure and plan to continue to develop new products and services, offer more crypto assets on our cryptocurrency exchanges, and continue to differentiate between our various customer segments with our optimized marketplace and exchange platforms. We believe that our marketplace platform will continue to drive our growth and revenue, and we intend to launch products that complement our existing marketplace, such as our NFT and IEO product offerings. We believe that our NFT offerings can successfully leverage the existing customer base of our marketplace platform.

Substantially all of our customers are retail users and we are currently aiming to introduce our products and services to institutional investors, such as insurance companies, to the extent that such companies begin investing in crypto assets in the future. However, we may not be able to introduce attractive products or services to such institutional users, or such institutions may choose to do business with our competitors. If we are able to successfully offer improved and new products and services, we believe that we will be able to both expand our user base to new types of customers and sell additional products and services to our existing customers, which will have a positive effect on our total revenue. Conversely, if we are unable to do so, our operating results may be negatively impacted.

Ability to competitively price our products and services

Our operating results also depend on our ability to competitively price our products and services. Similar to other financial products, as the crypto asset industry matures, we anticipate increased pressure on spreads and commission fees to emerge over time as new, and potentially larger and more established, financial institutions enter the market.

While we believe that we will be able to maintain our position as a trusted brand in Japan and continue to enhance our customer-value proposition and grow our scale in order to offset the effects of any future fee pressure, if we are unable to do so or if fee pressure emerges more rapidly than we anticipate, our operating results may be adversely affected in the future.

Marketing

Our primary means of marketing is digital marketing, which allows us to respond flexibly to the impact of changes in the market price of crypto assets. We use television advertisements only to the extent investments can be collected within a reasonable period of time based on our analysis using estimated conversion ratio and other factors. Similarly in our marketing campaigns, we estimate the return of investment per campaign and make investments to the extent investments are estimated to be recoverable.

Our advertising and promotion expenses are directed towards customer acquisition and totaled ¥415 million and ¥1,265 million, for the nine months ended December 31, 2023, and the nine months ended December 31, 2024, respectively, while the number of new accounts opened with us during these periods totaled, 178,949 and 216,467, respectively. In light of the adverse market environment, we reduced our advertising and promotion expenses during the fiscal year ended March 31, 2024. From May 2024, we have resumed the airing of television advertisements and as such, anticipate increased advertising costs in the year ending March 31, 2025. Within the advertisement and promotional expenses, web advertisement, affiliated programs, television advertising, and campaign expenses, respectively, accounted for 12.8%, 69.7%, 0.0%, and 16.5% for the nine months ended December 31, 2023 and 17.8%, 45.8%, 24.2% and 11.3% for the nine months ended December 31, 2024.

We monitor our total marketing costs for customer acquisition (MCC), cost per acquisition (CPA) and customer payback to assess the effectiveness of our marketing. Relevant measures for recent periods are summarized below:

Revenue and Total MCC (marketplace platform)

(1)	The table above provides our total MCC, CPA, and customer payback for the periods from April 2019 to December 2024. The left bar for each quarter details our total marketing costs, whereas the right bar for each quarter details our customer payback amount for 24 months, including the month in which each customer completed the KYC process (and if 24 months have not passed, from the month in which each customer completed the KYC process to the end of December 2024), for the cohort of customers that were acquired within the quarter. The line above each set of bars provides our CPA for each given quarter. This number is derived by taking the MCC in a given period and dividing it by the total incremental customers that completed our KYC process in that respective quarter.

(2)	MCC and revenue in the table above also include items that are recognized as deductions from sales for accounting purposes.

(3)

For example, for the three months ended June 2021, our total MCC was ¥1,441 million, which equated to approximately ¥9,579 in CPA for each customer that completed our KYC process in that quarter. This total MCC of ¥1,441 million should be viewed in context of the revenue generated from the month each customer completed our KYC process for that cohort of customers acquired during the three months ended June 2021, which is ¥3,523 million for those customers through to the 24 months from, and including, the month in which each customer completes the KYC process (and if 24 months have not passed, from the month in which each customer completed the KYC process to the end of December 2024). The left bar is static as that represents the total amount of marketing costs that were incurred during the three months ended June 2021. The right bar represents the total of cumulative revenue generated from for the 24 months from, and including, the month each customer completed the KYC process (and if 24 months have not passed, represents the cumulative revenue from the month each customer completed the KYC process to the end of December 2024) for the cohort of customers acquired during the three months ended June 2022. The gray portion of the stacked bar represents revenue generated in the first to third month for each customer post-acquisition, the light blue represents revenue generated in the fourth to sixth month for each customer post-acquisition, the purple represents revenue generated in the seventh to ninth month for each customer post-acquisition, and the light green represents revenue generated 10 to 24 months onwards for each customer post-acquisition.

Source: Coincheck internal data.

The markets for crypto assets are new and evolving, and the number of new accounts opened in a certain period is heavily influenced by a variety of external factors, including price trends of the cryptocurrencies supported on our cryptocurrency exchanges and media coverage regarding crypto asset markets. Because of the volatility in markets for crypto assets and the highly variable nature of our advertising and promotion expenses, these historical metrics may be of limited value in predicting future performance. We expect to continue to consider the latest market trends, our financial condition and other factors in addition to historical experience of marketing effectiveness in any given period in determining appropriate levels of marketing expenditures. In addition, we plan to continue to invest in the development of and market new products and services, including our services focused on NFTs and our IEO service. To the extent we are able to successfully sell new products and services to our customers, our total revenue will be positively affected.

Regulation in Japan and international markets

Our financial prospects and continued growth depend in part on our ability to continue to operate in a manner compliant with applicable regulations. Our business is subject to the oversight of numerous regulatory agencies in Japan, including, but not limited to, JFSA and the JVCEA. We received our license as a crypto asset exchange service provider from the JFSA in January 2019.

Our strategy is to continue to invest significantly in our finance, legal, compliance, and security functions in order to remain at the forefront of crypto policy initiatives and regulatory trends in Japan. Mr. Satoshi Hasuo, our Chief Operating Officer, is also a director of the JVCEA and we also lead the regulatory working group of the JVCEA, which we believe demonstrates the strong regulatory trust that we have. However, as the industry matures, we may experience fluctuations in our operating results as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to support new blockchains and crypto assets and offer our products and services.

Additionally, as an SEC-registered company that is listed on Nasdaq, we are subject to certain reporting and regulatory requirements in the United States.

Components of Results of Operations

Total revenue

Total revenue consists of transaction revenue, commission received, and other revenue. Our primary revenue stream is from our marketplace where 29 different types of cryptocurrencies can be traded as of December 31, 2024, including BTC, Ethereum and other altcoins. However, our revenue is susceptible to significant fluctuations as trading volumes in our marketplace depend on cryptocurrency market volatility and prices, which ultimately impacts how much revenue we earn.

Transaction revenue

Our marketplace platform business is the main source of transaction revenue. Transaction revenue from our marketplace platform business is derived from transactions with customers and cover counterparties. The table below shows this breakdown of transaction revenue for the fiscal years indicated:

	For the three months ended December 31,
	2023	2024

Transactions with customers	¥40,907	¥79,986
Transactions with cover counterparties	17,902	42,709
Transaction revenue	¥58,809	¥122,695

	For the nine months ended December 31,
	2023	2024

Transactions with customers	¥86,059	¥174,549
Transactions with cover counterparties	35,893	92,930
Transaction revenue	¥121,952	¥267,479

Transaction revenue mainly refers to revenue from these sales transactions and is recognized at the time the transaction is processed and is directly correlated with the trading volume on our marketplace platform, which has historically been influenced by the price of Bitcoin, Ethereum and the volatility of the cryptocurrency markets. We have experienced periods of low and high-trading volume, and therefore transaction revenue, driven by periods of rising or declining Bitcoin prices and/or lower or higher-cryptocurrency volatility. During periods of rising Bitcoin prices and higher volatility, we have generally observed higher-trading volume on our marketplace platform. For the nine months ended December 31, 2023 and 2024, the average spread, or the difference between transaction revenue and cost of sales, for each transaction respectively was 3.36% and 3.50%, showing an increasing trend with slight fluctuation due to the change in the mix of cryptocurrencies being traded, and had a total transaction volume of ¥123.5 billion and ¥245.6 billion, respectively, on our marketplace platform.

Over the long term, we expect further diversification of market participants, to add support for more cryptocurrencies, and for cryptocurrencies use cases to expand. We believe these factors will contribute to diversification in the composition of our trading volume and reduce the correlation to the price and volatility of specific cryptocurrencies.

Commission received

Our commission received primarily consists of remittance fees, deposit and withdrawal fees, commissions received from the issuer and applicants in the IEO business, commissions that arise from transactions on the Coincheck NFT marketplace and commissions that arise from transactions on our exchange platform and other commissions.

Expenses

Expenses consist of cost of sales and selling, general, and administrative expenses.

Cost of sales

Our cost of sales mainly consists of crypto assets once acquired from users and cover counterparties on the marketplace platform or exchange platform.

Selling, general, and administrative expenses

Personnel expenses and advertising and promotion expenses are our biggest cost drivers. Our personnel expenses are expected to scale as our revenues grow. In addition, systems-related expenses are correlated with user numbers and trading volumes and are incurred in order to support our mobile and desktop web applications. For the three months ended December 31, 2023 and 2024, our advertising and promotion expenses were ¥126 million and ¥541 million, respectively. For the nine months ended December 31, 2023 and 2024, our advertising and promotion expenses were ¥415 million and ¥1,265 million, respectively.

Our other cost items are relatively fixed in nature, which we believe allow us to target significant operating leverage. We also believe we have been able to create an expense system capable of securing profits even in periods with low trading volume.

Selling, general, and administrative expenses consist primarily of the following:

●	Personnel expenses. Personnel expenses consist of the salaries, bonuses, and incentives of our employees.

●	Advertising and promotion expenses. Advertising and promotion expenses primarily include expenses incurred for the advertising of our products on various media, including television, press, and internet (including social media and online video-sharing platforms).

●	Professional fees. Professional fees consist of advisory fees in relation to the listing of Coincheck Parent.

●	Communication expenses. Communication expenses include cloud service expenses such as Amazon Web Services.

●	Subcontract expenses. Subcontract expenses include outsourcing costs.

Selling, general, and administrative expenses also include depreciation and amortization, business management service fees, transaction related costs, subcontract labor costs, tax expenses, and other expenses.

Other Income and Expenses

Other income and expenses consist of other income and other expenses.

Other income

Other income consists primarily of gain on sale of crypto assets held and miscellaneous income for the three and nine months ended December 31, 2023, and miscellaneous income for the nine months ended December 31, 2024.

Other expenses

Other expenses primarily consist of lease contract cancellation penalty, loss on sales and disposals of intangible assets, and termination benefits and exchange loss for the three and nine months ended December 31, 2023, and disposals of tangible/intangible assets for the three and nine months ended December 31, 2024.

Financial Income and Expenses

Financial income

Financial income consists primarily of derivative gains for the three and nine months ended December 31, 2023, and change in fair value of warrant liabilities for the three and nine months ended December 31, 2024.

Financial expenses

Financial expenses consist primarily of interest expenses for the three and nine months ended December 31, 2023 and 2024 and impairment losses of other financial assets (noncurrent assets) for the nine months ended December 31, 2024.

Historical Results of Operations

Comparison of the three and nine months ended December 31, 2023, with the three and nine months ended December 31, 2024

The following table shows selected condensed consolidated interim statements of profit or loss data for the three months ended December 31, 2023 and 2024:

	(Millions of yen)
	For the three months ended
	December 31,
	2023	2024
Revenue:
Revenue	¥59,007	¥123,084
Other revenue	109	20
Total revenue	59,116	123,104

Expenses:
Cost of sales	56,880	118,311
Selling, general, and administrative expenses	1,638	6,429
Total expenses	58,518	124,740
Operating profit (loss)	598	(1,636)

Other income and expenses:
Other income	8	—
Other expenses	(10)	(30)
Financial income	—	476
Listing expense	—	(13,714)
Financial expenses	(6)	(4)
Profit (loss) before income taxes	590	(14,908)
Income tax expense	(193)	(537)
Net profit (loss) for the period attributable to owners of Coincheck Parent	397	(15,445)

The following table shows selected condensed consolidated interim statements of profit or loss data for the nine months ended December 31, 2023 and 2024:

	(Millions of yen)
	For the nine months ended December 31,
	2023	2024
Revenue:
Revenue	¥122,394	¥268,716
Other revenue	255	35
Total revenue	122,649	268,751

Expenses:
Cost of sales	117,818	258,818
Selling, general, and administrative expenses	4,730	10,902
Total expenses	122,548	269,720
Operating profit (loss)	101	(969)

Other income and expenses:
Other income	28	17
Other expenses	(143)	(33)
Financial income	51	485
Listing expense	—	(13,714)
Financial expenses	(1)	(28)
Profit (loss) before income taxes	36	(14,242)
Income tax expense	(21)	(750)
Net profit (loss) for the period attributable to owners of Coincheck Parent	15	(14,992)

Revenue. Revenue was ¥123,084 million in the three months ended December 31, 2024, an increase of ¥64,077 million, or 109%, from ¥59,007 million in the three months ended December 31, 2023. Revenue was ¥268,716 million in the nine months ended December 31, 2024, an increase of ¥146,322 million, or 120%, from ¥122,394 million in the nine months ended December 31, 2023. The increase for the three and nine months was due mainly to increased transaction revenue due to the increased marketplace trading volume.

Other revenue. Other revenue was ¥20 million in the three months ended December 31, 2024, a decrease of ¥89 million, from ¥109 million in the three months ended December 31, 2023. Other revenue was ¥35 million in the nine months ended December 31, 2024, a decrease of ¥220 million or 86%, from ¥255 million in the nine months ended December 31, 2023. The decrease for the three and nine months was mainly due to decreased revenue from general shareholder meeting services related to the sale of the Sharely business.

Cost of sales. Cost of sales were ¥118,311 million in the three months ended December 31, 2024, an increase of ¥61,431 million, or 108%, from ¥56,880 million in the three months ended December 31, 2023. Cost of sales were ¥258,818 million in the nine months ended December 31, 2024, an increase of ¥141,000 million, or 120%, from ¥117,818 million in the nine months ended December 31, 2023. This increase for the three and nine months was due mainly to an increase in trading volume on our marketplace platform.

Selling, general, and administrative expenses.  Selling, general, and administrative expenses were ¥6,429 million in the three months ended December 31, 2024, an increase of ¥4,792 million, or 293%, from ¥1,638 million in the three months ended December 31, 2023. Selling, general, and administrative expenses were ¥10,903 million in the nine months ended December 31, 2024, an increase of ¥6,173 million, or 131%, from ¥4,730 million in the nine months ended December 31, 2023. The increase for the three and nine months was due mainly to an increase in professional fees.

Operating profit (loss). As a result of the foregoing, operating loss was ¥1,636 million in the three months ended December 31, 2024, a decrease of ¥2,234 million from an operating profit of ¥590 million in the three months ended December 31, 2023. As a result of the foregoing, operating loss was ¥969 million in the nine months ended December 31, 2024, a decrease of ¥1,070 million from an operating profit of ¥101 million in the nine months ended December 31, 2023.

Other income. Other income (loss) was ¥0 million in the three months ended December 31, 2024, a decrease of ¥8 million, from ¥8 million in the three months ended December 31, 2023. Other income was ¥17 million in the nine months ended December 31, 2024, a decrease of ¥11 million, from ¥28 million in the nine months ended December 31, 2023. The changes for the three and nine months were due mainly to a decrease in gain on sale of crypto assets held.

Other expenses. Other expenses were ¥30 million in the three months ended December 31, 2024, an increase of ¥20 million from ¥10 million in the three months ended December 31, 2023. The increase primarily relates to a loss on a disposal of asset of ¥23 million yen that occurred in the three months ended December 31, 2024. Other expenses were ¥33 million in the nine months ended December 31, 2024, a decrease of ¥110 million from ¥143 million in the nine months ended December 31, 2023. The decrease primarily relates to a larger loss on a disposal of asset of ¥100 million yen that occurred in the nine months ended December 31, 2023.

Financial income.  Financial income (loss) was ¥476 million in the three months ended December 31, 2024, an increase of ¥476 million from ¥0 million in the three months ended December 31, 2023. Financial income was ¥485 million in the nine months ended December 31, 2024, an increase of ¥434 million from ¥51 million in the nine months ended December 31, 2023. The change was due mainly to the decrease in the fair value of our warrant liabilities.

Listing Expense. Listing expense was ¥13,714 million in the three months ended December 31, 2024, an increase of ¥13,714 million from ¥0 million in the three months ended December 31, 2023. Listing expense was ¥13,714 million in the nine months ended December 31, 2024, an increase of ¥13,714 million from ¥0 million in the three months ended December 31, 2023. The listing expense relates to the completion of the Reverse Recapitalization. The listing expense represents the excess of fair value of Coincheck shares deemed to have been issued over the fair value of Thunder Bridge’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

Financial expenses.  Financial expenses were ¥4 million in the three months ended December 31, 2024, a decrease of ¥4 million from ¥0 million in the three months ended December 31, 2023. Financial expenses were ¥28 million in the nine months ended December 31, 2024, an increase of ¥31 million from ¥1 million in the three months ended December 31, 2023. The change was due mainly to an increase in interest expenses.

Income tax (expenses) benefits.  Income tax expenses were ¥536 million in the three months ended December 31, 2024, an increase in expenses of ¥385 million from income tax expenses of ¥193 million in the three months ended December 31, 2023. Income tax expenses were ¥750 million in the three months ended December 31, 2024, an increase in expenses of ¥729 million from income tax benefits of ¥21 million in the nine months ended December 31, 2023. The increase in income tax expenses was due mainly to increased profits for the periods in the Japanese jurisdiction.

Non-IFRS Financial Measures

In addition to our results determined in accordance with IFRS, we present EBITDA and Adjusted EBITDA, non-IFRS measures, because we believe they are useful in evaluating our operating performance. EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted for transaction expenses that are directly attributable to the Reverse Recapitalization, as well as Nasdaq listing expenses.

We use EBITDA and Adjusted EBITDA to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that EBITDA and Adjusted EBITDA may be helpful to investors because it provides consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for our financial information presented in accordance with IFRS.

A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate our business.

The following tables present reconciliations of our non-IFRS financial measures:

Reconciliation of EBITDA to Net Profit

	(Millions of yen)
	For the three months ended
	December 31,
	2023	2024
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥397	¥(15,444)
Add: Income tax expenses	193	536
Profit (loss) before income taxes	590	(14,909)
Add: interest expense	0	8
Add: Depreciation and amortization	114	149
EBITDA	¥704	¥(14,751)

	(Millions of yen)
	For the nine months ended December 31,
	2023	2024
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥15	¥(14,992)
Add: Income tax expenses	21	750
Profit (loss) before income taxes	36	(14,242)
Add: interest expense	1	18
Add: Depreciation and amortization	431	474
EBITDA	¥468	¥(13,750)

Reconciliation of Adjusted EBITDA to Net Profit

	(Millions of yen)
	For the three months ended
	December 31,
	2023	2024
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥439	¥(15,444)
Add: Income tax expenses	151	536
Profit (loss) before income taxes	590	(14,908)
Add: interest expense	-	8
Add: Professional fees in connection with Reverse Recapitalization	72	3,804
Add: Listing expense	-	13,714
Add: Depreciation and amortization	114	149
Adjusted EBITDA	¥776	¥2,767

	Millions of yen
	For the nine months ended December 31,
	2023	2024
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥15	¥(14,992)
Add: Income tax expenses	21	750
Profit (loss) before income taxes	36	(14,242)
Add: interest expense	1	18
Add: Professional fees in connection with Reverse Recapitalization	196	4,067
Add: Listing expense	-	13,714
Add: Depreciation and amortization	431	474
Adjusted EBITDA	¥664	¥4,031

Liquidity and Capital Resources

The Group finances its operations primarily with our cash flow from operating activities. Our fundamental principles are to build and maintain a financial base for the purpose of maintaining soundness and efficiency of operations and achieving sustainable growth. According to these principles, we plan on conducting capital investment, profit distribution, and repayment of any loans based on our operating cash flows through the development and rendering of our crypto asset exchange services.

Cash and cash equivalents mainly consist of bank deposits. As of December 31, 2024, we had cash and cash equivalents of ¥12,673 million. As of December 31, 2024, we also had cash segregated as deposits of ¥60,648 million. In accordance with Japanese laws and regulations, from the year ended March 31, 2021, at least 100% of the legal tender deposited by customers shall be protected by trust companies. Therefore, cash deposited by customers is accounted for under different accounts depending on whether it is protected by trust companies or not. Additionally, Coincheck entered into a line of credit with Monex Finance Corporation, with aggregate commitments as of March 31, 2024, and December 31, 2024 of ¥6,000 million and ¥6,000 million, respectively. No amounts were outstanding under this arrangement as of March 31, 2024 or December 31, 2024, after drawing down and subsequently repaying ¥6,000 million in June of 2024. Coincheck Parent entered into its own commitment line contract of 2,540 million yen as a debtor with Monex Finance Corporation as of December 31, 2024, for the purpose of stable operating capital. As of December 31, 2024, the balance outstanding under this was ¥2,526 million.

In addition, Coincheck entered into a loan agreement for ¥200 million with JSF Trust and Banking Co., Ltd. in June 2021, which balance was increased to ¥500 million as of December 31, 2024, and has been making short-term borrowings under this agreement several times a year, however, all of the borrowings were repaid within about a week of the making of each respective loan and are currently unused. As stated above, the Group believes that its existing cash and cash equivalents are sufficient to meet its immediate working capital and capital expenditure needs.

We hold crypto assets on our condensed consolidated interim statements of financial position principally to facilitate customer transaction on our marketplace platform. These crypto assets consist of cryptocurrencies. Because 100% of customer crypto assets (excluding crypto assets we have borrowed under the Coincheck Lending program) are held in segregated cold wallets and are not accessible for settlement purposes, our holding of crypto assets facilitates the prompt settlement of transactions, including requested remittances and trades executed with cover counterparties. As of December 31, 2024, we had ¥55,299 million of crypto assets held (current assets). These cryptocurrencies are held with the purpose of acquiring broker-traders’ margin and treated as inventories that are recorded at fair value as of the end of the reporting period. The fair value is measured at the transaction prices of main cryptocurrency exchanges. Almost all of these cryptocurrencies consist of cryptocurrencies we have borrowed from our customers. As of December 31, 2024, crypto asset borrowings totaled ¥54,971 million. We determine the amount of crypto assets to hold based on the total size of our customer assets and recent trading levels. Our accounting and finance department is responsible for monitoring and determining the appropriate amount, and our dealing department is then responsible for managing what amount of crypto assets to hold in hot wallets and to deposit with cover counterparties in accordance with our internal policies. In the interest of security, our policy is to hold the majority of borrowed customer crypto assets in cold wallets and to hold in hot wallets the amount of crypto assets we deem necessary in light of expected settlement transactions with cover counterparties and external transfer requests.

The following table shows the amounts held by crypto asset, as well as in hot wallets and cold wallets as of March 31, 2024, and December 31, 2024. Customer crypto assets held by us in cold wallets are recorded as safeguard assets and are not included in crypto assets held (current assets):

	(Billions of yen)
	As of March 31, 2024	As of December 31, 2024

BTC	¥32.6	¥39.8
ETH	6.2	5.6
XRP	2.9	8.1
IOST	0.4	0.2
ENJ	0.1	0.0
XEM	0.1	0.0
XLM	0.1	0.3
BCH	0.4	0.3
LTC	0.2	0.2
LSK	0.1	0.0
BAT	0.1	0.1
QTUM	0.1	0.1
OMG	0.0	0.0
MONA	0.0	0.0
Others	0.9	0.6
Total crypto assets held (current assets)	¥44.2	¥55.3
Amount held in cold wallets	39.7	50.8
Amount held in hot wallets	3.6	3.8
Amount deposited with counterparties	0.8	0.7

The following table shows the amount of borrowed crypto assets by crypto asset as of March 31, 2024, and December 31, 2024:

	(Billions of yen)
	As of March 31, 2024	As of December 31, 2024

BTC	¥32.6	¥39.7
ETH	6.2	5.5
XRP	2.9	8.1
IOST	0.4	0.2
ENJ	0.1	0.0
XEM	0.1	0.0
XLM	0.1	0.2
BCH	0.4	0.3
ETC	0.2	0.1
LSK	0.1	0.0
LTC	0.2	0.2
BAT	0.1	0.1
QTUM	0.1	0.1
Others	0.5	0.3
Total borrowed crypto assets	¥44.0	¥54.8

Accordingly, a substantial majority of borrowed customer assets (IFRS) are held in cold wallets controlled by us and are available to meet our obligation to return crypto assets at the end of the relevant borrowing period. We monitor the risk related to crypto assets held in hot wallets or deposited with cover counterparties closely, and our policy is to restrict such amounts to the level necessary to support our operations. As of December 31, 2024, our crypto assets held (current assets) were ¥55,299 million, of which crypto assets borrowed from customers accounted for ¥54,971 million. As of December 31, 2024, the aggregate of crypto assets held in hot wallets and crypto assets deposited with our cover counterparties was ¥4.5 billion, as compared to our cash and cash equivalents of ¥9.5 billion.

Borrowing cryptocurrencies from our customers enables us to facilitate trading on our marketplace platform at a lower cost than procuring from alternate sources. The terms of the borrowing arrangements also limit our exposure to the price risk of the underlying crypto assets, because we return such crypto assets in kind at the end of the borrowing period. Both our crypto assets held in current assets and our crypto asset borrowings are reported at fair value so the impact of price changes in the underlying crypto assets are offset. We utilize borrowed crypto assets to facilitate the prompt execution of cover transactions before we subsequently transfer the subject crypto assets to or from customers’ segregated cold wallets. We do not use borrowed crypto assets for proprietary trading or to enter into unhedged positions. We have not experienced difficulties in borrowing crypto assets from our customers or in executing cover transactions with our cover counterparties in order to support the operation of our marketplace platform. Nevertheless, in the event that borrowing from our customers becomes limited or unavailable, we would secure the crypto assets necessary to facilitate the operation of our marketplace platform by borrowing from third parties. However, there is no guarantee that we would be able to find third parties to borrow enough amount of crypto assets from, in which case we will purchase and hold such crypto assets, exposing us to price fluctuation risk to the extent of such holdings. In our marketplace platform trading operations, we limit our net open position at any given time by setting policy threshold amounts for each cryptocurrency supported and executing cover transactions when the relevant threshold is reached.

We have not invested in cryptocurrencies for our own account, but we may do so in the future. In addition, the ¥22 million of crypto assets we held for use included in noncurrent assets as of December 31, 2024, consisted of a Build and Build, a crypto currency.

Under IFRS, there are no accounting standards related to the transactions of crypto assets. In order to determine the accounting treatment, we follow the requirements of IAS 8 accounting policies, changes in accounting estimates and errors and refer to the conceptual framework for financial reporting, and standards related to similar matters. In this context, we consider various factors to evaluate whether we have control for accounting purposes over crypto assets, and account for these transactions accordingly.

Under the Payment Services Act, we are defined as a CAESP and are subject to certain regulations of the management of the crypto assets of our customers. For example, we must segregate all such fiat currency and cryptocurrencies of our customers from our own property, keep any cryptocurrencies and our own assets in separate wallets and keep at least 95% of our customers’ cryptocurrencies in wallets that are not connected to the internet, or “cold wallets.”

Accordingly, the cryptocurrencies deposited by customers are mainly held in such electronic wallets administered by us. Although we have the private key that is necessary to dispose of cryptocurrencies deposited by customers, we are obliged to purchase and sell the cryptocurrencies at the instructions of the customers based on the contractual arrangement with the customers. In addition, we clearly distinguish between the wallets for our holdings of cryptocurrencies on our own account and the wallets for those deposited by customers and manage them separately.

As of December 31, 2024, we recorded ¥1,033,997 million of safeguard liabilities on our condensed consolidated interim statements of financial position with respect to the obligation to safeguard our customers’ crypto assets, which included ¥637,802 million of Bitcoin, ¥134,863 million of Ethereum, and ¥261,332 million of other crypto assets. Crypto assets that are deposited by customers and considered not to be controlled by us are not recognized as crypto assets in our condensed consolidated interim statements of financial position. However, we recognize our obligation to safeguard customers’ crypto assets as safeguard liabilities in the condensed consolidated interim statements of financial position and record corresponding safeguard assets in the condensed consolidated interim statements of financial position. Because we safeguard customers’ cryptocurrencies in accordance with the requirements of the Payment Services Act, the Cabinet Office Ordinance on Virtual Currency Exchange Service Providers, and other laws and regulations, we estimate that the possibility of potential loss events is remote. Therefore, the corresponding safeguard assets were recognized at the same amount as the safeguard liabilities as of December 31, 2024.

Airdrops and forks are events that are unique to our business. As these events occur independently of our decision-making process, it is challenging for us to comprehensively understand and value each specific airdrop or fork. We have limited ability to predict whether the sale of cryptocurrencies received from airdrops or forks will be material to our future earnings, which is dependent on the future market viability and fair value of such cryptocurrencies. On the other hand, for airdrops and forks that may have a significant impact, we consider granting such crypto assets to our customers depending on the volume of cryptocurrencies deposited with us. When considering whether or not to grant such cryptocurrencies to customers, we first confirm that the cryptocurrencies can be transferred securely, and after such confirmation, we recognize the granted cryptocurrencies based on the active-market price of such asset. Under our current policy, we do not monetize any cryptocurrencies granted through airdrops and forks that have not yet been granted to customers.

Our future capital requirements will depend on many factors, including market acceptance of crypto assets and blockchain technology, our growth, our ability to attract and retain customers on our cryptocurrency exchanges, the continuing market acceptance of products and services, the introduction of new products and services on our cryptocurrency exchanges, expansion of sales and marketing activities, and overall economic conditions. While we believe we have sufficient liquidity and expect to have funds from operations to support our operations and meet our current business plans, we may be required to seek additional funding to the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities. We expect to monitor financial conditions and from time to time may opportunistically raise additional funds through the offer and sale of equity securities or incurrence of debt financing. Any sale of additional equity securities may result in additional dilution to our shareholders. Any incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash flows

The following tables show our cash flow data for the nine months ended December 31, 2023 and 2024:

	(Millions of yen)
	For the nine months ended December 31,
	2023	2024

Net cash provided by (used in) operating activities	¥1,643	¥(144)
Net cash used in investing activities	(292)	(524)
Net cash (used in) provided by financing activities	(182)	2,558
Effect of exchange rate changes on cash	—	(54)
Net increase in cash and cash equivalents	1,169	1,836
Cash and cash equivalents at the beginning of the year or the period	7,697	10,837
Cash and cash equivalents at the end of the year or the period	8,866	12,673

Comparison of nine months ended December 31, 2024, with the nine months ended December 31, 2023

In the nine months ended December 31, 2024, we had ¥(144) million net cash used in operating activities, ¥(524) million net cash used in investing activities, and ¥2,558 million net cash provided by financing activities. Additionally, there is a ¥(54) million effect of exchange rate changes on cash. As a result, cash and cash equivalents at the end of the nine months ended December 31, 2024, increased by ¥1,836 million to ¥12,673 million, from ¥10,837 million at the end of the year ended March 31, 2024.

Net cash used in operating activities was ¥144 million in the nine months ended December 31, 2024, a change of ¥1,842 million from net cash provided by operating activities of ¥1,643 million in the nine months ended December 31, 2023. This change was due to a decrease in net profit before tax after considering noncash operating adjustments of ¥991 million yen. This decrease primarily relates to an increase of professional fees in connection with the closing of the Reverse Recapitalization. Additionally, there was an increase in our Crypto assets held, other financial assets, and other current assets of ¥5,426 million. This was partially offset by increases in our crypto asset borrowings and other financial liabilities of ¥4,729 million.

Net cash used in investing activities was ¥524 million in the nine months ended December 31, 2024, compared to ¥292 million in the nine months ended December 31, 2023. Net cash used in investing activities mainly consisted of ¥164 million of property and equipment purchases (compared to ¥4 million in the prior period), ¥393 million of expenditure on internally generated intangible assets (compared to ¥268 million in the prior period).

Net cash provided by financing activities was ¥2,558 million in the nine months ended December 31, 2024, compared to cash used in financing activities of ¥182 million in the previous year, which was due primarily to an increase in borrowings from related parties and proceeds from the Reverse Recapitalization.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.